FNB CORPORATION

2002 Annual Report

ARIS
P.E. 12-31-02

Community Banking: Signed, Sealed, and Delivered

Convenient Locations


Richmond

FNB CORPORATION is one of the largest publicly held commercial bank holding companies based in Virginia. Through the activities of its affiliates, First National Bank and FNB Salem Bank & Trust, FNB Corporation operates 22 full-service branches, a loan production office, and a financial services center located in the New River and Roanoke valleys of southwest Virginia. Services are also provided around the clock through a network of 31 automated teller machines, X-Press Telephone Banking, and FNB On-Line Banking.



Financial Highlights

Years Ended December 31, 2002 and 2001

Dollar amounts in thousands except per share data	2002	2001	% Change
Total Assets	$992,431	$954,450	3.98
Total Deposits	845,688	806,787	4.82
Loans (Net of Unearned Income)	691,661	648,263	6.69
Net Income	11,091	6,734	64.70
Shareholders	1,509	1,545	-2.33
Total Personnel	395	405	-2.47
Per Share Data:			
Basic Earnings	1.93	1.54	25.32
Book Value	16.52	14.96	10.43



SAMUEL H. TOLLISON
President & CEO
FNB CORPORATION



PETER A. SEITZ
Executive Vice President and CAO
FNB CORPORATION

Community Banking: Signed, Sealed, and Delivered

Letter to Shareholders:

The fundamentals of successful community banking are straightforward. Community banks flourish when they help people in the surrounding areas flourish. This is how we have always done business at FNB Corporation. Through our affiliates, First National Bank and FNB Salem Bank & Trust, we reinvest the funds we secure from depositors in the local community through loans to retail customers and small businesses.

Second, successful community banks must attract the best people as employees. At FNB, we make it a priority to recruit the most professional, highly competent people we can find—people of character with roots in the area.

Finally, community banks must establish an environment that encourages their employees to do their best. Our practice at FNB is to provide guidance, standards, and resources centrally, enabling our branch associates and lending officers to concentrate on building relationships with their customers.

Although simple in principle, the fundamentals of community banking are difficult to execute. In this era of consolidation, the affiliates of FNB Corporation stand alone as the only community banks serving both the New River and Roanoke valleys of southwest Virginia. We will continue to provide citizens of this vibrant region with the highest standards of courteous personal service, while offering the range of products and convenience associated with much larger institutions.

Outperforming Our Peers

Our results this year demonstrate that community banks are attractive, both to customers and to the investment community. This was a record year for FNB Corporation. Net income in 2002 totaled $11.1 million or $1.93 per share compared to $6.7 million or $1.54 per share in 2001. Accordingly, we added to our tradition of continuous dividends going back more than a quarter of a century. Our dividend for 2002 was $0.68 per share.

A key factor in delivering these results was our ability to maintain pricing discipline in the face of 12 major reductions in the prime rate over the last two years. We increased our net interest margin to 4.37 percent from 4.28 percent, outperforming our peers. Efforts made over the last few years to expand our sources of noninterest income also made a substantial difference. Noninterest income, excluding mergers and unusual items, grew strongly by 42 percent over 2001, thanks in part to an increase in mortgage originations fueled by historically low interest rates. These rates brought first-time buyers to the market as well as individuals refinancing and trading up. Asset management activity and brokerage sales added to our noninterest results.



"Community banks flourish when they help people in the surrounding communities flourish."

The numbers also underscore our commitment to prudent financial management. Our earnings per share grew 25.3 percent, substantially outperforming our peers and highlighting our emphasis on operational excellence. In addition, asset quality surpassed levels found at peer institutions, reflecting our ability to use knowledge of local conditions to gauge risk precisely. Our net charge-off ratio dropped from 0.35 percent to 0.11 percent, and past-due and nonperforming asset ratios were also exceptional.

Taken together, our results this year show that FNB not only understands the fundamentals of community banking but successfully delivers them.

Offering the Best of Both Worlds

Although the values underlying community banking may be old-fashioned, there is nothing old-fashioned about the range of products and services we offer. Indeed, as a community bank, we have a responsibility to offer our customers services that are competitive with those available from larger, more impersonal banks. Our mergers with Salem Bank & Trust and with Southwest Virginia Savings Bank have given us the critical mass needed to fulfill these aspirations efficiently. At year-end 2002, we were one of the largest publicly held commercial bank holding companies based in Virginia, with assets of $992 million. We have 24 offices, a team of approximately 400 associates, and a network of 31 ATMs.

This year, we focused on consolidating these acquisitions, creating a single institution spanning the New River and Roanoke valleys. In 2002, we converted Salem Bank & Trust to our core processing system, following the 2001 conversion of the Southwest system. We also unified our payroll and benefits systems across the bank. At the same time, we combined Southwest and Salem Bank & Trust into a single entity: FNB Salem Bank & Trust. This decision is consistent with our view that the Roanoke Valley is now a single market.

Joining forces with our colleagues in the Roanoke Valley has already produced a number of important benefits. Our customers can now bank where they live and work. They have more products and services to choose from, and these products and services are more convenient than ever before.

The benefits to our shareholders are also considerable, as our consolidation has enabled us to realize economies of scale and attain a better return on our investment in services and systems that had originally been developed for our First National Bank subsidiary. These steps have also attracted a number of institutional investors, which has increased the





LITZ H. VAN DYKE
President and CEO
FIRST NATIONAL BANK



CLARK OWEN, JR.
President and CEO
FNB SALEM BANK & TRUST

liquidity of our stock. This year, we were selected for the Russell 2000® index, based on market capitalization and the stability of the company.

Strengthening our Noninterest Business

Consolidation. Convergence. Competition. These are the trends driving the financial services industry. At FNB, we welcome the opportunity to provide an array of brokerage, insurance, and trust services, allowing us to build more varied and productive relationships with our customers. Building our noninterest businesses also strengthens us as an institution, helping us produce more predictable results regardless of the economic climate.

One way that we have pursued opportunities in these areas is through partnerships with such industry leaders as UVEST Financial Services, Investors Title Insurance, and Bankers Insurance, a consortium organized by the Virginia Banker's Association and owned by 60 banks across Virginia. We also added additional staff to our retail brokerage business, which has shown an annualized growth of assets under management of more than 50 percent.

This year, we opened a wholesale mortgage office in Greenville, South Carolina, to tap the dynamic growth in the Greenville, Spartanburg, and Columbia areas. Because of the nature of this business, we chose an area similar to our own where we would not be perceived as a competitor in the retail mortgage market. True to the spirit of community banking, a key component in our effort to launch this initiative was our ability to find an individual with ties to the area and expert knowledge of the wholesale mortgage business. Our results this year were extremely encouraging, and we expect wholesale mortgages to make a significant contribution to our noninterest income in 2003.

Making Incremental Improvements

At FNB, we are continually scrutinizing everything we do, looking for opportunities to improve performance and achieve operational excellence. We believe that small incremental improvements can make a substantial difference in the long run. For instance, this year we took a close look at our credit card business. Not only had it required a disproportionate number of associates to handle a small number of assets, it produced a disproportionate share of our loan charge-offs. After weighing these issues, we transferred the issuance and servicing of customer credit cards to InfiStar Corporation of Atlanta, Georgia. As a result, our customers will receive 24-hour customer service, on-line and automated phone access to account information, automatic upgrades to gold and platinum products, and access to rebate and reward programs.



Earnings per Share *(basic)*



$2.00
1.50
1.00
0.50
0
'98
'99
'00
'01
'02

Return on Average Equity



15%
12
9
6
3
0
'98
'99
'00
'01
'02

We also launched a new investor relations Web site, which provides detailed financial information, stock quotes, deposit market share data, and a wide range of company news. The site also incorporates an automated e-mail notification system that enables investors to receive up-to-the-minute information about FNB.

In addition, we continued to develop our training department to help our employees better understand our products, assess customer priorities, and offer options to meet customer needs. We modified our associate incentive program to build on our training efforts, switching to a quarterly pay-out program that is linked to the overall profitability of the company. We offer a variety of rewards that include recognition and educational opportunities as well as remuneration.

Looking Forward

Although the economic outlook for 2003 is unknown, we believe that FNB is well-positioned for the future. Thanks to successful mergers carried out over the last three years, your investment in FNB has appreciated more than 50 percent, and the liquidity of our stock has grown more than five-fold. Our net income growth rate has averaged 12 percent a year, while earnings per share have grown an average of 11 percent. We will continue to reap additional benefits from this strategy. We are now big enough to deliver a wide range of services, yet small enough to mobilize these resources for the benefit of individual customers. Equally important, we have an experienced leadership team at the helm, one that is committed to excellence in operations and to producing consistently high shareholder value.

We believe that FNB Corporation has placed itself in a position to contribute to the dynamic economic growth in our community. When we broke ground for our new headquarters on the outskirts of Christiansburg, we were virtually alone. Less than 10 years later, we are surrounded by a thriving commercial center.

FNB has played an important role in fostering this growth. We pledge to continue helping individuals and businesses throughout the New River and Roanoke valleys realize their aspirations. If they flourish, we flourish. That is the essence of community banking.

SAMUEL H. TOLLISON	PETER A. SEITZ	LITZ H. VAN DYKE	CLARK OWEN, JR.
President & CEO	*Executive Vice President and CAO*	*President and CEO*	*President and CEO*
FNB CORPORATION	FNB CORPORATION	FIRST NATIONAL BANK	FNB SALEM BANK & TRUST



Promises Made. Promises Kept.

Leveraging our expertise in community banking and the infrastructure that supports it was one rationale for our merger with Southwest Virginia Savings Bank and Salem Bank & Trust. Equally important was our goal of extending the benefits of community banking through institutions that share our philosophy and values.

Both Southwest and Salem Bank & Trust had long histories of supporting their communities, offering loans to promote economic growth and contributing to worthwhile causes. Like FNB, they were committed to providing responsive, personal service to their customers. The merger gave the staff of these two organizations the systems and resources needed to carry this tradition of community banking into the twenty-first century. In effect, we made a promise to their customers that they would continue to enjoy the personal service that drew them to these institutions in the first place, while making available to them a much wider range of modern banking products.

This is a promise that we have kept. We did so in a number of ways. The first, though less obvious to the customer, was absolutely crucial. We merged our core processing systems, adopted common policies and procedures, and reorganized and realigned operations to make them efficient across all our affiliates.

At the same time, we began introducing new products and services for our customers in the Roanoke Valley, including a wider selection of mortgages, expanded hours at some locations, and merchants' credit card services. We also introduced our President's Club account for people 50 years and better. This innovative account includes such attractive features as unlimited check-writing and a dine-out discount booklet.

These initiatives are just a start. At year-end 2002, we had begun preparations to expand our small business commercial lending platform, launch such commercial services as cash management and accounts receivables financing, and make Internet banking available to our FNB Salem customers.

We have also increased our physical presence in the region. We converted one of our Oak Grove branches into a mortgage service center, underscoring our commitment to home ownership, and opened the FNB Financial Services Center in Salem to provide investment services and insurance. In these ways and others, we are committed to making FNB an important force for growth and prosperity in the Roanoke Valley.



"The merger gave…these two organizations the systems and resources needed to carry this tradition of community banking into the twenty-first century."





"United, we have the resources to serve our customers in more ways than ever before."







Putting the *Community* in Community Banking

A community bank is not simply a business. It is an organization dedicated to community service. Most obviously, FNB serves members of our community by providing the financial services they need to grow and prosper, while securing a fair return for our shareholders. At the same time, we complement these efforts by supporting a wide variety of community organizations throughout the New River and Roanoke valleys.

The return on these last investments, though difficult to quantify, is no less substantial. By working closely with more than a hundred nonprofit groups, we add measurably to the quality of life that our neighbors enjoy. As a corporation, FNB and its affiliates directly support the United Way, Habitat for Humanity, Roanoke College sporting events, and Radford University's Research & Development Institute, among a host of other organizations and activities.

Equally important, we support our associates who coordinate staff participation in community outreach. For instance, we work closely with Wanda Lineberry, a member of our Data Processing Department, who has been a dedicated advocate for the American Heart Association since her daughter had a successful heart transplant over 15 years ago. Each year, Wanda organizes teams to participate in the American Heart Association's Heart Walk. FNB provides prizes to team members who raise the most money, coordinates with Wanda as she organizes a variety of fundraisers at FNB headquarters, and provides a donation to the cause.

A number of our associates are active with the American Cancer Society. Karen Turner, a commercial loan officer, was the corporate sponsorship chair for the Montgomery County Relay for Life. Under her leadership, the Montgomery County group developed a variety of new tactics to publicize the contributions of local businesses. The First National Bank team works months ahead to raise funds in the New River Valley. From car washes, to spaghetti lunches, to bake sales, money is collected in a variety of ways and donated to fight cancer. Lesley Venable, a loan administration specialist, mobilizes volunteers for the Relay for Life in Salem. She and her team hold a fundraiser every month, gradually adding to the sum they will contribute during the relay in June.

Another group that our associates support is the American Red Cross. Rex Shelor, of our Purchasing Department, serves as one of our liaisons to the Red Cross, scheduling bloodmobile visits at our corporate headquarters. Employees can give blood during the workday and are excused from their responsibilities until they are ready to return to work.

At FNB, we value community service in all its forms, and we applaud our associates who make community service part of their lives. In the process of making our communities better places to live, they make FNB a better place to work.



People Who Make a Difference: Our President's and Brightest Shining Star Award Winners

Great community banks start with great people. These are individuals who view their job, not simply as a means of earning a living, but as an opportunity to serve others. This year's President's and Brightest Shining Star Award winners exemplify this attitude. They were chosen by their peers and by the senior management of each of our affiliates for embodying our core values: community spirit, partnership, positive attitude, mutual respect, and personal responsibility. In doing so, they represent the hundreds of great people that form the foundation of our bank.

President's Award Winners



Claudia Stanley does it all. She has been the manager, customer service representative, teller, and sole employee at our branch at the Brandon Oaks Retirement Community since it opened three years ago. She has proven to be the perfect person for the job. Not only does she have decades of experience in banking, she shows a true affinity for working with seniors. Whether it is writing Christmas cards for a resident with Parkinson's disease or helping residents understand their monthly statements, she is gracious, kind, and patient. "I feel as though everything I've done during my whole life has steered me to this job," she says. "I just love it."



Understanding the needs of the customer is one area in which **Tommy Loflin** excels. That may be because he was a customer at First National Bank long before he joined the staff as a commercial loan officer. "We don't use a cookie cutter approach," he declares. "We look at our customers' businesses, determine how we can help, and then try to structure loans that meet their requirements and ours." From Loflin's point of view, the effort he puts into visiting customers and getting to know their businesses pays off. It improves the quality of FNB's loan portfolio, and it builds a following of devoted customers.



"Great community banks start with great people."

Brightest Shining Star Award Winners

When our employees have problems with their computers, the first thing they do is pick up the phone and call **Shon Nadeau**, a database administrator in FNB's Information Systems Department. Shon's job is to make sure all our associates' computers are properly functioning on the FNB network. Whether someone has forgotten a password or is having difficulty printing documents, Nadeau usually has solutions and, equally important, a kind word. A psychology major in college, Shon knows how important it is to reassure people in the process of becoming familiar with new technology. He has found that a reassuring manner is as valuable as a lengthy explanation. "In the final analysis, I don't really work with computers," he observes. "I work with people."



Fast, accurate turnaround is the standard by which **Angie Colley** and her team live. Together, they are responsible for creating the documentation required for all commercial, consumer, and real estate loans. They book the loans in the system and maintain them until they are paid out. In some cases, Angie and her team can have a loan document ready for the customer to sign within 10 minutes of receiving an application. "Our group really performs well together," she says, "Although we work behind the scenes, we work full-time for our customers." In a highly technical area of the bank, Angie has become, through her thirst for knowledge and her eagerness to share it, one of FNB's most valuable resources.





FNB Corporation Directors

FNB is fortunate in attracting an active, knowledgeable, and independent board. These qualities will continue to serve us in our efforts to deliver outstanding value to our shareholders.



FNB Corporation Board: Jon T. Wyatt, Charles W. Steger, B.L. Rakes, Walter A. Hunt, F. Courtney Hoge, Daniel D. Hamrick, Vice Chairman, Carl E. Tarpley, Jr., Steven D. Irvin, Beverley E. Dalton, (Seated) Kendall O. Clay, Chairman, Douglas Covington, and Clark Owen, Jr.

Our Sincere Appreciation





FNB Corporation would like to thank **Dr. Walter A. Hunt** and **Mr. B. L. Rakes** for their service as members of the FNB Corporation Board of Directors. They were instrumental in making our merger with Salem Bank & Trust and Southwest Virginia Savings Bank so successful.

Mr. Rakes joined Southwest Virginia Savings Bank in 1959 as a management trainee and rose to become its president, CEO, and chairman. He is a past president of the Rotary Club of Roanoke and the Roanoke Better Business Bureau and is currently a member of the Bethlehem United Methodist Church. Dr. Hunt, a former superintendent of the City of Salem Public Schools, serves as chairman of the FNB Salem Bank & Trust Board. He remains active in the Salem Lion's Club and is currently president of the Salem Educational Foundation and Alumni Association.

Both gentlemen will remain on the FNB Salem Bank & Trust Board and serve as active consultants to the FNB Corporation Board.

FNB CORPORATION

ANNUAL REPORT TO STOCKHOLDERS

2002

INDEX TO ANNUAL REPORT TO STOCKHOLDERS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Years Ended December 31, 2002	2001(1)	2000	1999	1998
Selected income statement data (in thousands):					
Interest income	$ 59,618	47,850	42,017	37,563	34,931
Interest expense	22,196	22,827	20,102	17,610	17,249
Net interest income	37,422	25,023	21,915	19,953	17,682
Provision for loan losses	1,369	1,637	1,082	1,445	1,135
Noninterest income	11,545	5,798	3,528	3,729	3,437
Noninterest expense	31,282	19,900	15,073	13,964	12,396
Income tax expense	5,225	2,550	2,454	1,946	1,657
Net income	$ 11,091	6,734	6,834	6,327	5,931
Per share data:					
Basic earnings	$ 1.93	1.54	1.61	1.50	1.41
Diluted earnings	1.90	1.53	1.61	1.50	1.41
Cash dividends declared	.68	.68	.66	.59	.54
Book value	16.52	14.96	12.37	11.25	10.57
Average shares outstanding (in thousands):					
Basic	5,758	4,373	4,233	4,221	4,197
Diluted	5,833	4,404	4,233	4,221	4,197
Selected balance sheet data at year end (in thousands):					
Total securities	$ 163,283	182,164	97,167	101,375	95,584
Loans, net of unearned income	691,661	648,263	409,586	382,272	328,599
Allowance for loan losses	9,466	8,827	5,670	5,173	4,640
Total assets	992,431	954,450	539,231	516,906	461,916
Deposits	845,688	806,787	431,659	398,871	386,257
Trust preferred	15,464	14,549	-	-	-
Stockholders' equity	95,099	86,633	51,942	47,579	44,401
Selected ratios (in percentages):					
Return on average assets	1.16	1.04	1.32	1.30	1.34
Return on average equity	12.36	11.67	13.77	13.75	14.00
Dividend pay-out ratio	35.37	44.85	40.94	39.89	38.44
Average equity to average assets	9.36	8.89	9.58	9.44	9.60

Notes:

(1) Includes effect of acquisitions. See full discussion in footnote 22.

(2) All share and per share data have been adjusted retroactively to reflect a 6% stock dividend in 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of factors that significantly affected the financial condition and results of operations of FNB Corporation, a bank holding company, and its wholly owned subsidiaries (collectively, the "Corporation"). This discussion should be read in connection with the consolidated financial statements, statistical disclosures and other financial information presented herein. All amounts presented are in thousands except per share and percentage data.

Forward Looking Information

This report may contain forward-looking statements with respect to the financial condition, results of operations and business of the Corporation. These forward-looking statements involve risks and uncertainties and are based on management's beliefs and assumptions, and on the information available to management at the time that these disclosures were prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) competitive pressures among depository and other financial institutions may increase significantly; (2) changes in the interest rate environment may reduce margins; (3) general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduced demand for credit; (4) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which the Corporation and its subsidiaries are engaged; (5) costs or difficulties related to the integration of the businesses of the Corporation and its merger partners may be greater than expected; (6) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than the Corporation and its subsidiaries; and (7) adverse changes may occur in the securities markets.

Mergers and Acquisitions

On March 23, 2001, First National Bank, the Corporation's wholly-owned subsidiary, acquired two First Union Branches in southwest Virginia that were merged into First National Bank. In addition, on May 2, 2001, Southwest Virginia Bankshares, Inc. and its subsidiary, Southwest Virginia Savings Bank, F.S.B., Roanoke, Virginia, were acquired. Southwest was renamed FNB-Southwest, N.A. as a result of converting to a national bank charter on October 10, 2001. Salem Community Bankshares and its subsidiary, Salem Bank and Trust, National Association, Salem, Virginia were acquired on December 31, 2001. FNB Southwest, N.A. and Salem Bank and Trust, N.A. merged on May 6, 2002 into a single charter with the name "FNB Salem Bank and Trust, National Association." The acquisitions were all recorded under the "purchase" method of accounting; therefore, the results of their operations are only included in the accompanying financial statements from the respective dates of acquisition. Results of operations of Salem Bank & Trust were not included in the Corporation's 2001 Statement of Income as the acquisition was effected at close of business on December 31, 2001.

Sale of Bankcard Portfolio

In the second quarter, the Corporation sold its bankcard portfolio ($9.1 million in balances) and realized a pre-tax gain of $1,206 and an after-tax gain of $796. The bankcard portfolio was sold because the Corporation did not have enough volume to achieve the desired level of profitability and provide enough value added benefits for customers as compared to competing credit card issuers. The Corporation will continue to issue cards under the FNB brand, but the cards will be serviced and managed by a high-volume card issuer. The Corporation will now deploy the realized gain on other more profitable ventures while providing a more diverse and competitive credit card product line to its customer base.

Proforma Financial Information

The following proforma financial information shows the effect of FNB Corporation as of December 31, 2002 with the First Union branches, Salem Community Bankshares, Inc., Southwest Virginia Savings Bank F.S.B. and the effect of the bankcard sale adjusted to make it comparable with December 31, 2001.

	Dec 31, 2002	Acquisitions & Bankcard	Dec 31, 2002 Less Acquisitions & Bankcard	Dec 31, 2001
Net interest income	$ 37,422	10,115	27,307	25,023
Provision loan loss	1,369	941	428	1,637
Noninterest income	11,545	3,395	8,150	5,798
Noninterest expense	31,282	8,394	22,888	19,900
Income before taxes	16,316	4,175	12,141	9,284
Taxes	5,225	1,713	3,512	2,550
Net income	$ 11,091	2,462	8,629	6,734

Net Income

The per share earnings for prior years has been restated to reflect the effect of the 6% stock dividend declared in January 2002.

Net income for 2002 was $11,091 compared to $6,734 for 2001 and $6,834 for 2000. Excluding the bankcard sale and the impact of mergers, earnings on a comparable basis were $8,629 or 28.1% over last year. Basic earnings per share for 2002 were $1.93 compared to $1.54 for 2001 and $1.61 for 2000. Excluding the bankcard sale, basis earnings per share were $1.79 or 16.2% over last year. Net income was up due to an improved margin, improvement in asset quality, the cessation of the amortization of goodwill (discussed below) and higher volume generated in the secondary mortgage operation. The decline in net income from 2000 to 2001 was primarily due to a compressed net interest margin resulting from an historic downward trend in interest rates and higher expenses primarily related to a conversion to a new core processor.

FAS 142 was adopted by the Corporation on January 1, 2002 and provides that goodwill related to acquisitions that had been subject to periodic amortization will no longer be amortized but be tested annually for impairment. In the fourth quarter 2002, an analysis was done to calculate the amount of goodwill the Corporation would have incurred had the mergers and acquisitions been done at that time. Current premiums paid by peers for branches and banks were used as the basis for the calculation. The outcome was that the premiums paid would have been higher than the goodwill recorded on the books; therefore, there was no impairment of goodwill.

Part of the premium paid for an acquisition is considered to be for the benefit of acquiring low-cost deposits and a stable customer base. It is referred to as "core deposit intangibles". This premium was calculated by an outside firm that specializes in these studies and will be amortized on an accelerated basis over ten years. Core deposit intangible amortization amounted to $1,068 in 2002. This amount will gradually decrease in the coming years as the amortization is accelerated in the early years.

Net Interest Income

Net interest income provides approximately 80% of the revenue of the Corporation. Net interest income is the amount of interest earned on loans and investments less the amount of interest paid on deposits and other interest-bearing liabilities. Net interest income before provision for loan losses for 2002 was $37,422 compared to $25,023 in 2001. Excluding the impact of mergers and the bankcard sale, net interest income was $27,307 or 9.1% above last year. This was due primarily to an improved margin largely attributable to a drop in deposit costs relative to loan yields. Net interest income for 2001 of $25,023 increased 14.2% over the $21,915 for 2000 due to acquisitions, partially offset by a lower margin resulting from the rapid decrease in interest rates experienced during 2001.

The net interest margin expanded 9 basis points from 4.28% in 2001 to 4.37% in 2002. However, the margin fell in late 2002 due in large part to the unexpected 50 basis point reduction in rates by the Federal Reserve in November. The persistently low rates will likely result in the margin remaining at or slightly below 2002 levels during the early months of 2003. The margin widened in 2002 compared to 2001 primarily as a result of aggressive downward pricing of deposit products and a change in the composition of deposits to a higher percentage of low cost transaction accounts and a lower percentage of higher cost certificate of deposit/individual retirement account balances. The average yield on loans declined 123 basis points while interest-bearing deposit costs dropped a much steeper 154 basis points. The margin decreased from 4.70% in 2000 to 4.28% in 2001 principally due to acquisitions and a decrease of 475 basis points in the prime rate during the year.

Management attempts to match the maturities and re-pricing intervals of its earning assets and liabilities in order to avoid material fluctuations in earnings if interest rates change. Historically and at present, the company has been slightly asset-sensitive which means that assets re-price more quickly than liabilities. Being in an asset-sensitive position favors an expansion of the net interest margin in the near term should interest rates rise. This is more fully covered under the heading "Market Risks Related to Financial Instruments".

Provision for Loan Losses

The provision for loan losses was $1,369 for 2002, $1,637 for 2001 and $1,082 for 2000. The provision for loan losses when expressed as a percentage of year-to-date average loans outstanding was .21%, .36% and .28% for 2002, 2001 and 2000, respectively. Net charge-offs were $730, $1,625 and $585 for 2002, 2001 and 2000, respectively. Net charge-offs to average year-to-date loans were .11%, .35% and .15% for 2002, 2001 and 2000 respectively—well below peer averages. Even though the provision and net charge-offs of the acquired bank, Salem Bank and Trust, was included in the 2002 numbers and not 2001, the provision and net charge-offs were below 2001. This was due in part to the receipt of a $491 recovery in 2002 of a loan to a single commercial customer and his related entities (with outstanding indebtedness to First National Bank and FNB Salem Bank and Trust, N.A.) engaged in the nursing home and extended care industry. This loan was charged off in 2001. The provision for loan losses increased in 2001 compared to 2000 due to the large charge-off discussed above plus higher consumer net charge-offs. Management analyzes the loan portfolio quarterly to determine the appropriate level of loan loss reserve (see discussion under the heading "Allowance for Loan Losses").

Noninterest Income

Noninterest income, which includes service charges on deposit accounts, loan origination and service release fees on mortgage loans sold, other service charges, investment group fees and commissions, sundry income and net securities gains (losses) was $11,545, $5,798 and $3,528 for 2002, 2001 and 2000, respectively. The $5,747 increase from 2001 to 2002 was due to the bankcard sale and mergers ($3,395), higher mortgage revenue of $1,086 (volume of 2.7 times over prior year) due to the low interest rate environment and resultant high level of refinancing activity plus the establishment of a wholesale mortgage operation, income from the purchase of bank owned life insurance of $381 and higher service charge income of $569 due to volume and a successful launch of a new overdraft privilege product introduced in October 2002 amounting to approximately $380. Management intends to continue to commit further resources to develop noninterest income sources as a means to reduce the impact of fluctuations in the net interest margin resulting from changes in Federal Reserve policy. The $2,270 increase in noninterest income from 2000 to 2001 was primarily due to secondary mortgage activity, acquisitions and higher securities gains.

The Corporation expects to build incremental future sources of noninterest income through its association with Bankers Insurance, a five-agency insurance company collectively owned by over 55 banks throughout Virginia. In the fourth quarter, the Corporation opened the organization's first financial services office in the new Roanoke/Salem market which houses the Company's Insurance Specialist and an Investment Specialist. Going forward, the Corporation will strive to maintain a healthy balance of fee-generating services with strong levels of loans and deposits. In 2002, noninterest revenue to total revenue was 20.8% compared to 17.6% in 2001. This combination should help deliver better than average returns in all economic cycles.

Noninterest Expense

Noninterest expense consisting of salaries and employee benefits, occupancy costs, cardholder processing costs, supplies and other operating expenses, increased $11,382 from 2001 to 2002 and $4,827 from 2001 compared to 2000. The $11,382 increase in noninterest expense in 2002 was primarily due to mergers ($8,394), a full year of expense of the expanded secondary mortgage operation including the opening of a wholesale mortgage operation in South Carolina ($728), salary increases due to merit, higher incentives paid to all employees as a result of record earnings, (the plan is self funding from increased revenues and expense containment attributable to results documented by the plan), the cost of a new core processor for a full year versus a partial year in 2001, higher online banking expense due to higher volume and expense relating to a profit performance study by an outside consultant. The recommendations resulting from this study are being implemented and will enhance future earnings.

The growth in expenses from 2000 to 2001 was due primarily to acquisitions (the two First Union branches and Southwest Virginia Bankshares, Inc.) and the cost of a new core data processing system which enables the Corporation to support a multi-bank environment, provides improved operating efficiencies and additional and more timely information to better serve our customers. In addition to acquisitions and the core processor, expenses were up due to merit increases, staff adds and production incentives, cardholder expenses due to volume, and communications and building maintenance costs.

Income Taxes

Income tax expense as a percentage of pre-tax net income was 32.0%, 27.5%, and 26.4% in 2002, 2001 and 2000, respectively. The large increase in the effective income tax rate from 2001 to 2002 was due primarily to the non-deductibility of the amortization of core deposit intangibles resulting from the acquisition of Salem Community Bankshares. In addition, nontaxable interest on investment securities as a percentage of income before income taxes continues to decline.

Decisions as to which securities to purchase are based on taxable equivalent yields for specific durations. The Corporation has increased its investment in certain taxable securities which had higher yields than nontaxable securities when measured on a taxable equivalent basis.

Balance Sheet

Total assets of the Corporation at December 31, 2002, were $992,431 or 4.0% over the $954,450 at December 31, 2001 due primarily to loan growth, growth in mortgages held for sale and "Other Assets".

Loans grew $43,398 or 6.7%. from $648,263 at the end December 31, 2001 to $691,661 at December 31, 2002. Loan growth was 8.1% before the sale of the $9,060 bankcard portfolio. Loans growth was concentrated in the commercial real estate category ($31,741) and consumer ($12,292) after taking into account the bankcard sale.

Total securities declined by $18,881, from $182,164 at the end of 2001 to $163,283 at December 31, 2002. Nearly all instruments containing callable features were, in effect, called during 2002 due to the low interest rate cycle. Proceeds were used, in part, to fund the additional loan growth over deposits and debt, growth in mortgages held for sale and growth in other assets.

Mortgage loans held for sale increased from $13,926 to $34,271 due to the expansion of the secondary mortgage function and the high volume of mortgage re-financings in the lower interest rate environment as discussed under noninterest income above. Management is investigating alternative wholesale funding of these mortgage loans held for sale in 2003.

Goodwill increased $1,938 and core deposit intangible balances declined by $2,696. At December 31, 2001, core deposit intangibles were estimated at $7,500 pending a core deposit study. An outside firm specializing in quantifying these intangibles completed this study and the difference was reclassified to goodwill. Other assets increased $8,451 due primarily to an additional $10,800 investment in bank owned life insurance (BOLI), which has a high taxable equivalent yield.

Total deposits at December 31, 2002, were $845,688, an increase of $38,901 or 4.8% over December 31, 2001. Lower-cost noninterest-bearing demand deposits, interest-bearing demand and saving deposits increased a strong 15.6%. Higher-cost certificate of deposit and individual retirement account balances declined 3.2%. Growth in the lower cost deposit categories contributed to the favorable net interest margin increase discussed above under net interest income. Management has implemented a strategy of highlighting one particular maturity for a certificate of deposit promotion with an above-market rate. With rates expected to rise, this highlighted certificate of deposit has recently had a longer maturity.

Long-term debt increased $5,713 from December 31, 2001 to December 31, 2002. In December, the Corporation borrowed $5,000 for five years at a fixed rate at 3.58% from the Federal Home Loan Bank (FHLB) to fund anticipated loan growth and at a time that management believed was advantageous from an interest-rate perspective.

Other liabilities declined by $14,707 due primarily to the payment of the cash consideration to Salem Community Bankshares, which was recorded as a liability at December 31, 2001.

Stockholders' Equity

Stockholders' equity was $95,099 at December 31, 2002, compared to $86,633 at December 31, 2001, an increase of $8,466. This increase was due primarily to net income net of dividends ($7,152) plus an increase of $2,028 in net tax effected unrealized gains on securities available for sale. These items were partially offset by net stock repurchases amounting to $1,682.

The $34,691 change in Stockholder's Equity from December 31, 2000 to 2001 was due primarily to stock issued in the acquisition of Salem Community Bankshares and Southwest Virginia Bankshares, Inc. ($30,893), net income for the year less dividends on common stock declared ($3,714) and an $826 increase in net tax effected unrealized gains on securities available for sale.

All financial institutions are required to maintain minimum levels of regulatory capital. The Federal Reserve and the Office of the Comptroller of the Currency (OCC) have established substantially similar risk-based and leveraged capital standards for the financial institutions they regulate. Under the risk-based capital requirements of these regulatory agencies, the Corporation is required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred stockholders' equity less certain intangibles and other adjustments. The remainder, "Tier 2 capital", consists of a limited amount of subordinated and other qualifying debt and a limited amount of the general loan loss reserve. Tier 1 and total capital to risk-weighted assets ratios on a consolidated basis at December 31, 2002, were 10.4% and 11.6% respectively, exceeding minimum requirements. Management presently intends to maintain ratios in excess of 8.0% and 10.0% respectively for its "Tier 1" and "Tier 2" capital.

In addition, federal regulatory agencies have established minimum leveraged capital guidelines for insured financial institutions (Tier 1 capital to tangible assets). These guidelines provide for a minimum leveraged capital ratio of 3% for banks and their respective holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above that minimum. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. The leverage ratio of the Corporation on a consolidated basis at December 31, 2002 was 8.4%.

As of December 31, 2002, the affiliate banks were categorized as "well capitalized" by the regulators under the regulatory framework for prompt corrective action. To be categorized as well capitalized, minimum total risk-based capital, Tier 1 risk-based capital, and Tier 1 leverage ratios of 10.0%, 6.0% and 5.0%, respectively, must be maintained. The affiliate banks exceeded all three of these minimums as of December 31, 2002. There are no conditions or events that management believes have changed the category of any of the affiliate banks.

Past Due Loans and Nonperforming Assets

Loans past due 90 days and over at December 31, 2002 on which interest was still accruing totaled $596 compared to $1,031 at December 31, 2001. Expressed as a percentage these loans represent .09% and .16% of total loans outstanding at December 31, 2002 and 2001, respectively. A substantial portion of these loans is secured by real estate and management anticipates no material losses as these loans are repaid or collection is completed through liquidation of underlying collateral. Nonaccrual loans and other real estate owned totaled $3,915 at December 31, 2002, compared to $4,235 at December 2001. Expressed as a percentage, nonaccrual loans and other real estate represented .56% and .65% of total loans plus other real estate outstanding at December 31, 2002 and 2001, respectively. This decrease is due primarily to the satisfactory settlement of nonaccrual loans amounting to $650 related to a customer in the nursing home and assisted living industry. Management does not anticipate any significant increase in these levels in the coming year.

Allowance for Loan Losses

The Corporation identifies specific credit exposures through its periodic analysis of the loan portfolio and monitors general exposures from economic trends, market values and other external factors. The Corporation maintains an allowance for loan losses, which is available to absorb losses inherent in the loan portfolio. The allowance for loan losses increased $639 to $9,466 or 1.37% of outstanding loans, net of unearned income at December 31, 2002, from $8,827 or 1.36% of outstanding loans, net of unearned income at December 31, 2001. The allowance for loan losses increased $3,157 to $8,827 at December 31, 2001 due primarily to acquisitions.

The adequacy of the allowance for loan losses is reviewed quarterly and, for commercial loans, is calculated based on a very structured commercial credit risk grading system, which is continuously monitored. All commercial and commercial real estate loans over $25 are risk rated. Loans identified as "Watch" and "Special Mention" are grouped into pools of risk with loss factors consistent with identified risk. Loans with "Classified" ratings are assigned allocated reserves based on the risk exposure in each individual credit. "Pass" credits have reserve factors applied consistent with migration analysis and ten year forward moving historic loss experience. The allowance for other loan categories (consumer, equity line, real estate mortgage) is based on historic loss experience. Reserve assumptions are monitored and validated quarterly.

Liquidity and Capital Resources

Liquidity is the ability to provide sufficient cash flow to meet financial commitments and to fund additional loan demand or withdrawal of existing deposits. Ninety day liquidity projections are run quarterly under "most likely", "potential" and "crises" scenarios. Under all of these scenarios, the Corporation had ample liquidity and the targeted ratios were well within policy guidelines (loans to funding sources are less than 80%, pledged to total securities are less than 50% and external wholesale funding is less than 18% of total liabilities).

Funding sources primarily include customer-based core deposits and cash generated by operations. Another source of liquidity is additional borrowings from the Federal Home Loan Bank of Atlanta. The Corporation has additional borrowing capacity of $84,000 under its existing agreement with the FHLB as of December 31, 2002, based on the level of qualifying portfolio mortgage loans available for pledging. Should the need arise, secondary sources of liquidity are available including $48,000 in unused fed funds lines of credit and the ability to liquidate assets held for sale, primarily investment securities.

The only significant source of cash for the holding company is dividends from its bank subsidiaries in the form of dividends. The maximum amount of dividends that may be paid by each affiliate bank to the holding company in any calendar year without prior regulatory approval is the retained net profits of that year, as defined, combined with the retained net profits for the two preceding years. In effect, this limits 2003 dividends (unless prior regulatory approval is obtained) to $10,522 plus year-to-date 2003 net profits as of the declaration date. This limitation had no effect on the liquidity of the holding company in 2002 and it is not expected to have any material impact in 2003. During 2002, the affiliate banks paid $6,021 in dividends to the holding company.

Impact of Inflation and Changing Prices

The majority of the assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most industrial companies that have significant investments in fixed assets. Due to this fact, the effects of inflation on the Corporation's balance sheet are minimal, meaning that there are no substantial increases or decreases in net purchasing power over time. The most significant effect of inflation is on other expenses that tend to rise during periods of general inflation. The most significant item that does not reflect the effects of inflation is depreciation expense because historically presented dollar values used to determine this expense do not reflect the effect of inflation on the market value of depreciable assets.

Management thinks that the most significant impact of inflation on financial results is changes in interest rates and the Corporation's ability to react to those changes. As discussed below, management attempts to measure, monitor and control interest rate risk.

Market Price and Dividend Data

The following information reflects per share data for the periods indicated relative to Common Stock trading values and dividends. Both the trading values and per share dividends in the tables below have been adjusted to retroactively reflect the effects of a 6% stock dividend declared in January 2002.

2002	Trading Value High	Low	Dividends Per Share
First Quarter	$ 20.00	18.26	0.17
Second Quarter	31.08	19.00	0.17
Third Quarter	31.94	28.53	0.17
Fourth Quarter	31.00	23.70	0.17

2001	Trading Value High	Low	Dividends Per Share
First Quarter	$ 16.40	14.75	0.17
Second Quarter	17.92	15.39	0.17
Third Quarter	19.58	17.03	0.17
Fourth Quarter	19.81	18.92	0.17

As of December 31, 2002, there were 1,509 holders of record of FNB Corporation Common Stock. On July 9, 2002, FNB Corporation was formally named to the Russell 2000® stock index. The Russell 2000® index is comprised of the 3,000 largest U.S. corporations ranked in order of total market capitalization (excluding from that group the 1000 largest companies).

Market Risks Related to Financial Instruments

The Corporation is a party to a variety of financial instruments in the ordinary course of business, including loans, investments and deposits. By their nature most financial instruments carry associated market risks. The most significant market risk associated with the Corporation's financial instruments is interest rate risk; that is, the risk that net interest income and fair values of the Corporation could change as a result of changes in market interest rates. For example, a decline in market interest rates will generally have the effect of reducing the expected future interest to be received on a loan with a variable contractual interest rate with no impact on its fair value. However, such a decline will normally have the effect of increasing the fair value of a fixed contractual rate investment security.

The Corporation manages its interest rate risk by establishing asset/liability management policies and by continually monitoring the characteristics of its asset and liability portfolios that impact interest rate risk. Interest rate management is conducted in coordination with the management of liquidity and capital adequacy. Interest rate risk is managed by an asset liability committee comprised of senior officers and monitored by the corporate and bank boards. Management seeks to minimize the risks to earnings and equity associated with movements in interest rates. To achieve this objective management monitors such factors as:

- Relative volumes of fixed-rate versus variable-rate loans and deposits;
- Average interest rate spreads between interest bearing assets and liabilities; and,
- Maturity and repricing schedules of loans, investment securities and deposits, including the extent to which expected maturities of interest sensitive assets align with that of interest sensitive liabilities ("sensitivity gap").

Techniques used by management to adjust exposure to interest rate risk include but are not limited to selling certain types of loans (especially fixed rate loans); periodically changing stated interest rates charged on loans and offered on deposits in conjunction with market trends; promoting or changing the pricing of or developing new products to emphasize or de-emphasize different maturities and/or fixed versus variable loans and deposits; redirecting funds from the maturity of investment securities and loan repayments and careful selection among choices of sources of borrowed funds other than deposits. The Corporation has not entered into any derivative financial instruments such as futures, forward interest rate agreements, swaps or option contracts in order to manage interest rate risk. However, policies of the Asset Liability Committees permit purchases of a limited amount of these instruments should they think it prudent to do so to enhance interest rate risk management. In general, the Corporation does not enter into financial instruments for trading purposes.

An important analytical technique used by management to manage interest rate risk is "interest rate shock" by means of a computer simulation model. One method projects the impact that multiple interest rate scenarios have on earnings. The model incorporates current volumes, average rates and scheduled maturities and payments of asset and liability portfolios, together with multiple scenarios of projected prepayments, re-pricing opportunities and anticipated volume growth. This method is subject to the accuracies of the assumptions that underlie the process, however, it provides a better illustration of the sensitivity of earnings to changes in interest rates than other analyses such as static or dynamic gap. A second method seeks first to estimate the current market value of the Corporation's assets and liabilities by applying present value techniques (discounting) of the Corporation's assets and liabilities at current market interest rates. The difference between the market value of assets and liabilities is the market value of the Corporation's equity. The current market value of assets and liabilities is then recalculated assuming a hypothetical increase or decrease in market interest rates of up to 300 basis points within a 12 month period.
The table below reflects the outcome of these analyses at December 31, 2002. Earnings would rise by 6.27% if rates were to increase by 300 basis points over a 12-month period and fall by 7.65% if they were to fall by 300 basis points within a 12-month period. The Corporation is positioned to benefit from an earnings standpoint over the next twelve months from a rise in rates. Market value of equity would decline -1.19% if market rates were to rise by 300 basis points and decline by -.81% if market rates were to fall by 300 basis points. A decline is occurring under both scenarios primarily due to the loan category. If rates rise, the value of loans decline. If rates fall, the value of the loan portfolio increases; however, customers tend to pay the loans off. All of these changes are within management's targets.

Change in Prime Rate Over 12 Months	Hypothetical Percent Change In Earnings	Hypothetical Percent Change Market Value
+3.00%	6.27%	-1.19%
+2.00	4.38%	-1.22%
+1.00	2.26%	-.62%
-1.00	-2.24%	-.13%
-2.00	-4.55%	-.11%
-3.00	-7.65%	-.81%

The simulation model incorporates management's estimates on loan prepayments, which vary depending upon the relationship between the change in rates scenarios and current book yields. Investment securities are assumed to remain in the portfolio until maturity unless called by the issuer. Management presently limits the investment of funds in callable securities to limited circumstances. Non-maturity deposits such as checking and savings are assumed to mature over a 60-month period. Rates on accounts that are interest bearing are increased or decreased according to the pricing expectations, before cash flows are discounted. As a result, while the rates on these accounts change, they do not change as quickly or to the same extent as market rates. This captures the value of the optionality in the pricing of these deposits. Discount rates for loans are based upon loan pricing spreads and discount rates for term deposits are based upon the cost of wholesale funding.

MANAGEMENT'S STATEMENT OF FINANCIAL RESPONSIBILITY

The management of FNB Corporation is responsible for the content of the financial information contained herein. In order to meet this responsibility, the financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate in the circumstances to reflect, in all material respects, the substance of events and transactions that should be included.

The accounting systems and related internal accounting controls of FNB Corporation and its subsidiaries are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets, including safeguarding assets against loss from unauthorized use or disposition. The system of internal controls is augmented by written policies, internal audits and staff training programs.

The Audit Committee of FNB Corporation, composed solely of outside directors, reviews the internal audit function and meets periodically with representatives of Brown Edwards & Company, L.L.P., independent public accountants, whose selection to express an independent professional opinion as to the fairness of the presentation of FNB Corporation's consolidated financial statements has been ratified by the shareholders.

Samuel H. Tollison
President and Chief
Executive Officer
FNB Corporation

Daniel A. Becker
Senior Vice President and
Chief Financial Officer
FNB Corporation

BROWN,
EDWARDS&
COMPANY, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
FNB Corporation
Christiansburg, Virginia

We have audited the accompanying consolidated balance sheets of FNB Corporation and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FNB Corporation and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Brown, Edwards & Company, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

January 31, 2003

Providing Professional Business Advisory & Consulting Services

1815 Jefferson Street ∘ P.O. Box 1697 ∘ Bluefield, WV 24701-1697 ∘ 304-325-8157 ∘ Fax: 304-327-8571 ∘ www.BEcpas.com
Member: SEC and Private Companies Practice Sections of American Institute of Certified Public Accountants

December 31, 2002 and 2001

CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data)

ASSETS	2002	2001
Cash and due from banks	$ 29,241	28,817
Federal funds sold	11,150	9,010
Short term investments	-	16,549
Securities available-for-sale, at fair value	141,888	146,337
Securities held-to-maturity, at amortized cost (fair value approximated $16,681 and $31,526 at December 31, 2002 & 2001, respectively)	16,075	30,812
Other investments at cost	5,320	5,015
Mortgage loans held for sale	34,271	13,926
Loans:		
Commercial	76,665	75,705
Consumer	133,304	130,072
Real estate - commercial	225,316	193,575
Real estate - construction	49,186	42,404
Real estate - mortgage	207,190	206,507
Total loans, net of unearned income	691,661	648,263
Less allowance for loan losses	9,466	8,827
Loans, net	682,195	639,436
Bank premises and equipment, net	23,201	22,732
Other real estate owned	1,001	1,420
Goodwill	21,735	19,797
Core deposit intangibles	4,804	7,500
Other assets	21,550	13,099
Total assets	$ 992,431	954,450

LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits		
Noninterest-bearing demand deposits	$ 104,710	96,466
Interest-bearing demand and savings deposits	291,391	246,103
Time deposits	358,273	369,283
Certificates of deposit of $100,000 and over	91,314	94,935
Total deposits	845,688	806,787
Short term borrowings	8,071	8,463
Long term debt	38,531	32,818
Other liabilities	5,042	19,749
Total liabilities	897,332	867,817
Stockholders' equity		
Common stock, $5.00 par value. Authorized 25,000,000 shares; issued and outstanding 5,807,508 shares in 2002 and 5,539,117 in 2001	29,038	27,696
Surplus	51,289	47,481
Unearned ESOP shares (49,490 and 75,556 shares in 2002 and 2001, respectively)	(721)	(1,139)
Retained earnings	12,588	11,718
Accumulated other comprehensive income (loss)	2,905	877
Total stockholders' equity	95,099	86,633
Total liabilities and stockholders' equity	$ 992,431	954,450

See accompanying notes to consolidated financial statements.

Years Ended December 31, 2002, 2001 and 2000
(in thousands, except per share data)

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME

	2002	2001	2000
Interest income:			
Interest and fees on loans	$ 49,285	39,438	36,632
Interest on securities:			
Taxable	7,988	5,829	3,186
Nontaxable	1,527	1,850	2,100
Interest on federal funds sold and short term investments	818	733	99
Total interest income	59,618	47,850	42,017
Interest expense:			
Interest on interest-bearing demand and savings deposits	3,225	3,683	3,966
Interest on time deposits	12,756	13,601	9,915
Interest on certificates of deposit of $100,000 and over	4,070	4,195	3,348
Interest on federal funds purchased and securities sold under agreements to repurchase	111	271	437
Interest on long term debt	2,034	1,077	2,436
Total interest expense	22,196	22,827	20,102
Net interest income	37,422	25,023	21,915
Provision for loan losses	1,369	1,637	1,082
Net interest income after provision for loan losses	36,053	23,386	20,833
Noninterest income:			
Service charges on deposit accounts	3,418	1,714	1,362
Loan origination fees	2,894	1,298	197
Other service charges and fees	1,828	1,687	1,411
Other income	1,908	868	610
Gain on sale of bankcards	1,206	-	-
Securities gains (losses), net	291	231	(52)
Total noninterest income	11,545	5,798	3,528

Years Ended December 31, 2002, 2001 and 2000
(in thousands, except per share data)

CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME (Continued)

	2002	2001	2000
Noninterest expense:			
Salaries and employee benefits	16,231	9,952	7,924
Occupancy and equipment expense, net	5,130	3,571	2,628
Cardholder/merchant processing	719	521	417
Supplies expense	860	685	440
Telephone expense	749	471	310
Amortization of goodwill	-	442	-
Amortization of core deposit intangibles	1,068	-	-
Other expenses	6,525	4,258	3,354
Total noninterest expense	31,282	19,900	15,073
Income before income tax expense	16,316	9,284	9,288
Income tax expense	5,225	2,550	2,454
Net income	$ 11,091	6,734	6,834
Other comprehensive income (loss), net of income tax expense (benefit):			
Gross unrealized gains (losses) on available-for-sale securities	2,319	1,057	706
Less: Reclassification adjustment for (gains) losses included in net income	(291)	(231)	52
Other comprehensive income	2,028	826	758
Comprehensive income	$ 13,119	7,560	7,592
Basic earnings per share	$ 1.93	1.54	1.61
Diluted earnings per share	$ 1.90	1.53	1.61

See accompanying notes to consolidated financial statements.

Years Ended December 31, 2002, 2001 and 2000

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 11,091	6,734	6,834
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,369	1,637	1,082
Depreciation and amortization of bank premises and equipment	2,455	1,882	1,339
Amortization of goodwill	-	436	-
Amortization of core deposit intangibles	1,068	-	-
ESOP compensation	299	418	373
Stock awards compensation	164	70	38
Deferred income tax expense (benefit)	45	(259)	(147)
Loss (gain) on sales of securities available-for-sale, net	(291)	(231)	54
Amortization of premiums and accretion of discounts, net	1,037	190	260
Gain on calls of securities held-to-maturity, net	-	-	(2)
Gain on sale of other real estate and fixed assets	(107)	-	(61)
Gain on sale of bankcard portfolio	(1,206)	-	-
Change in mortgage loans held for sale	(20,345)	(10,008)	(652)
Decrease (increase) in other assets	1,145	(660)	(658)
Increase (decrease) in other liabilities	(785)	(201)	232
Net cash provided by operating activities	(4,061)	8	8,692

Years Ended December 31, 2002, 2001 and 2000 (in thousands)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	2002	2001	2000
Cash flows from investing activities:			
Net increase in federal funds sold	(2,140)	(1,850)	(3,450)
Net decrease (increase) in short term investments	16,549	(18,237)	-
Proceeds from sales of securities available-for-sale	5,718	30,366	5,094
Proceeds from calls and maturities of securities available-for-sale	88,100	38,464	26,870
Proceeds from calls and maturities of securities held-to-maturity	15,824	7,466	5,020
Purchases of securities available-for-sale	(87,083)	(96,002)	(31,935)
Purchases of securities held-to-maturity	(1,351)	(329)	-
Acquisition of subsidiaries	-	69,851	-
Cash payment for purchase of Salem Community Bankshares	(13,550)	-	-
Sale of bankcard portfolio	10,266	-	-
Net (increase) decrease in loans	(55,839)	2,293	(27,966)
Proceeds from sale of fixed assets and other real estate owned	2,120	413	795
Recoveries on loans previously charged off	918	365	286
Bank premises and equipment expenditures	(2,924)	(2,808)	(2,934)
Investment in bank owned life insurance	(10,800)	-	-
Net cash used in investing activities	(34,192)	29,992	(28,220)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Years Ended December 31, 2002, 2001 and 2000
(in thousands)

	2002	2001	2000
Cash flows from financing activities:			
Net increase in deposits	$ 38,901	19,144	32,788
Net decrease in federal funds purchased	-	-	(13,635)
Net increase (decrease) in securities sold under agreements to repurchase	(392)	(2,171)	3,603
Net increase (decrease) in other borrowed funds	5,713	(25,608)	(5,162)
Principal payments on ESOP debt	-	(418)	(373)
Repurchase of FNB Corporation stock, net	(1,682)	(1,388)	(871)
Stock options exercised	76	-	-
Dividends paid	(3,939)	(3,067)	(2,860)
Net cash provided by financing activities	38,677	(13,508)	13,490
Net increase (decrease) in cash and due from banks	424	16,492	(6,038)
Cash and due from banks at beginning of year	28,817	12,325	18,363
Cash and due from banks at end of year	$ 29,241	28,817	12,325

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002, 2001 and 2000 (in thousands, except share and per share data)

	Common Stock	Surplus	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances at December 31, 1999	$ 20,470	25,595	(1,747)	3,968	(707)	47,579
Net income	-	-	-	6,834	-	6,834
Cash dividends, $0.66 per share	-	-	-	(2,798)	-	(2,798)
ESOP shares allocated upon loan repayment	-	-	373	-	-	373
Stock awards issued	19	48	-	-	-	67
Repurchase and retirement of common stock	(265)	(606)	-	-	-	(871)
Change in net unrealized gains (losses) on securities available-for sale, net of tax effect of $391 and reclassification adjustments	-	-	-	-	758	758
Balances at December 31, 2000	$ 20,224	25,037	(1,374)	8,004	51	51,942

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)

Years Ended December 31, 2002, 2001 and 2000 (in thousands, except share and per share data)

	Common Stock	Surplus	Unearned ESOP Shares	Retained Earnings	Accumulated Other Compre-hensive Income	Total
Net income	$ -	-	-	6,734	-	6,734
Cash dividends, $0.68 per share	-	-	-	(3,020)	-	(3,020)
ESOP shares allocated upon loan repayment	-	-	418	-	-	418
Stock awards issued	28	62	-	-	-	90
Stock options exercised	1	3	-	-	-	4
Repurchase and retirement of common stock	(382)	(1,006)	-	-	-	(1,388)
Change in net unrealized gains (losses) on securities available-for-sale, net of tax effect of $426 and reclassification adjustments	-	-	-	-	826	826
Stock issued to purchase Southwest Virginia Savings Bank	1,464	3,497	-	-	-	4,961
Fair value of options resulting from merger	-	317	-	-	-	317
Unearned shares-Southwest Virginia Savings Bank ESOP at merger	-	-	(183)	-	-	(183)
Stock issued to purchase Salem Community Bankshares, Inc.	6,361	19,571	-	-	-	25,932
Balances at December 31, 2001	$ 27,696	47,481	(1,139)	11,718	877	86,633

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (continued)

Years Ended December 31, 2002, 2001 and 2000 (in thousands, except share and per share data)

	Common Stock	Surplus	Unearned ESOP Shares	Retained Earnings	Accumulated Other Compre-hensive Income	Total
Net Income	-	-	-	11,091	-	11,091
Cash dividends, $0.68 per share	-	-	-	(3,923)	-	(3,923)
6% Stock dividend	1,649	4,633	-	(6,282)	-	-
Cash payment for fractional shares on 6% stock dividend	-	-	-	(16)	-	(16)
ESOP shares allocated upon loan repayment	-	299	418	-	-	717
Stock issued	14	61	-	-	-	75
Stock awards issued	37	138	-	-	-	175
Stock options exercised	39	37	-	-	-	76
Repurchase and retirement of common stock	(410)	(1,399)	-	-	-	(1,809)
Change in net unrealized gains (losses) on securities available-for-sale, net of tax effect of $1,045	-	-	-	-	2,028	2,028
Adjustment related to purchase of Salem Community Bankshares, Inc.	13	39	-	-	-	52
Balances at December 31, 2002	$29,038	51,289	(721)	12,588	2,905	$95,099

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The reporting entity is comprised of FNB Corporation, a bank holding company, and its wholly owned subsidiaries (collectively the "Corporation"). The primary subsidiaries of FNB Corporation are First National Bank and FNB Salem Bank & Trust, N.A., collectively referred to as the "Bank". The accounting and reporting policies of the Corporation conform to U.S. generally accepted accounting principles and general practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the year. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses and the valuation of other real estate owned acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of other real estate owned, management obtains independent appraisals for significant properties.

Management believes that the allowance for loan losses and the valuation of other real estate owned are adequate. While management uses available information to recognize loan losses and write-downs of other real estate owned, future additions to the allowance and write-downs of other real estate owned might be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and valuation of other real estate owned. Such agencies may require the Bank to recognize additions to the allowance for loan losses and additional write-downs of other real estate owned based on their judgments of information available to them at the time of their examination.

The following is a summary of the more significant accounting policies.

(a) Consolidation

The consolidated financial statements include the accounts of FNB Corporation, a bank holding company, and its wholly owned subsidiaries. Significant intercompany transactions and balances have been eliminated in consolidation.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include those amounts in the balance sheet caption, cash and due from banks. Generally, cash and cash equivalents are considered to have maturities of three months or less. The Bank maintains amounts due from banks, which, at times, may exceed federally insured limits. No losses have been experienced in such accounts.

(c) Securities

The Corporation follows the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments In Debt and Equity Securities." Under Statement 115, investments in debt and equity securities are required to be classified in three categories and accounted for as follows:

- Debt securities which the Corporation has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost, computed by the level yield method.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in income. The Corporation has no trading securities.

- Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from income and reported as a separate component of stockholders' equity, net of the related income tax effect.

Gains and losses on sales of securities are based on the net proceeds and adjusted carrying amount of the security sold using the specific identification method. Declines in fair values of individual securities below their cost that are other than temporary are charged to income resulting in a new cost basis for the security.

(d) Loans

Loans are stated at the amount of funds disbursed plus the applicable amount, if any, of unearned interest and deferred fees and costs less payments received. Interest on commercial and real estate mortgage loans is accrued based on the average loans outstanding times the applicable interest rates. Interest on installment loans is recognized on methods which approximate the level yield method. Loan origination and commitment fees and certain costs are deferred, and the net amount is amortized over the contractual life of the related loans as an adjustment of the yield.

Interest related to nonaccrual loans is recognized on the cash basis. Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, unless the obligation is both well-secured and in the process of collection.

Mortgage loans held for sale are carried at the lower of aggregate cost or market value. Loans sold are removed from the accounts and any realized gain or loss is recorded.

(e) Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on management's judgment, it is probable that the Corporation will not be able to collect on all amounts due according to the contractual terms of the loan. In making such assessment, management considers the individual strength of borrowers, the strength of particular industries, the payment history of individual loans, the value and marketability of collateral and general economic conditions. Management's methodology for evaluating the collectibility of a loan after it is deemed to be impaired does not differ from the methodology used for nonimpaired loans.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

(f) Bank Premises and Equipment, Net

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is charged to expense over the estimated useful lives of the assets, principally on the straight-line method. Costs of maintenance and repairs are charged to expense as incurred and improvements are capitalized.

(g) Other Real Estate Owned

Other real estate owned represents properties acquired through foreclosure or deed taken in lieu of foreclosure. At the time of acquisition, these properties are recorded at the lower of the recorded investment in the loan or fair value less estimated costs to sell. Expenses incurred in connection with operating these properties and subsequent write-downs, if any, are charged to expense. Gains and losses on the sales of these properties are credited or charged to income in the year of the sale.

(h) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Stock Compensation Plans

Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," sets forth compensation recognition principles that are based on a fair value model. The Corporation has elected another alternative provided for under SFAS No. 123, which is to account for the activity under the Plan using the accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under Opinion No. 25, compensation cost is not recognized in the financial statements except to the extent of the excess, if any, of the market price of the underlying stock over the exercise price of the stock option at the date of grant.

In order to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations, or reorganizations by the Corporation, the number of shares subject to each outstanding grant, the exercise price, and the aggregate number of shares from which grants or awards may be made may be adjusted.

Compensation cost for awards of stock requiring no payment by the grantee is recorded at the effective date of the award and is measured by the market price of the stock awarded as of that date. Such cost is amortized to expense over the period of service to which the award relates.

(j) Net Income Per Share

Net income per share computations are based on the weighted average number of shares outstanding during each year (5,758,490, 4,373,138 and 4,232,885 in 2002, 2001 and 2000, respectively, as restated). The weighted average shares outstanding do not include average unearned shares held by the Employee Stock Ownership Plan (ESOP) totaling 58,874, 82,402 and 94,338 shares for 2002, 2001 and 2000, respectively. The shares held by the ESOP are not considered outstanding for net income per share calculations until the shares are released.

(k) Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

(l) Trust Assets

Assets held by the Bank's trust department in a fiduciary or agency capacity are not included in the consolidated financial statements as they are not assets of the Corporation.

(m) Recent Accounting Developments

In December 2002, The FASB issued Statement of Financial Accounting Standards ("FAS") No. 148 - "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123 (Accounting for Stock-Based Compensation)". The purpose of the statement is to i) enable companies that choose to adopt the fair value based method to report the full effect of employee stock options in their financial statements immediately upon adoption and ii) make available to investors more frequent disclosure about the cost of employee stock options. The changes provide three methods of transition for companies that voluntarily adopt the fair value method of recording expenses relating to employee stock options. In addition, the statement requires more prominent disclosures about the cost of stock-based employee compensation and an increase in the frequency of those disclosures to include publication in quarterly financial statements. Currently, companies are not required to present stock option disclosures in interim financial statements. The disclosures required in annual financial statements are required for fiscal years ending after December 15, 2002. The disclosures to be provided in interim financial information are required as of the first interim period beginning after December 15, 2002, with earlier application encouraged.

In October 2002, the FASB issued Statement of Financial Accounting Standards ("FAS") No. 147 - "Acquisitions of Certain Financial Institutions". This new Standard, which became effective October 1, 2002, provides interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Accordingly, the requirement to amortize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. Upon adopting FAS No. 147, which is effective October 1, 2002, goodwill reported as subject to amortization arising from a branch acquisition that constitutes a business, as defined by FAS 147, will be presented on a restated basis, whereby the amortization expense recorded will be reversed. The Corporation has determined that the First Union branch acquisitions meet the definition of a business and accordingly recorded no amortization of goodwill related to this transaction in 2002.

In June 2002, the FASB issued Statement 146 - "Accounting for Costs Associated with Exit or Disposal Activities". This Statement is not anticipated to have a material impact on the Corporation.

In April 2002, the FASB issued Statement 145. This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Statement 145 is not expected to have a material impact on the Corporation's financial position or results of operations.

On June 29, 2001, the FASB approved Statements of Financial Accounting Standards No. 141, Business Combinations (Statement 141) and No. 142, Goodwill and Other Intangible Assets (Statement 142). These Statements significantly change the accounting for business combinations, goodwill, and intangible assets. Statement 141 eliminated the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. The requirements of Statement 141 were effective for any business combination accounted for by the purchase method that was completed after June 30, 2001. The combined effect of the purchase accounting transactions completed since the implementation of FAS No. 141 did not have a material impact on the Corporation's consolidated financial condition or consolidated results of operations.

FASB Statement 142 superseded APB Opinion No. 17, Intangible Assets. Under Statement 142, certain goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment, or more frequently if indications of impairment arise. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change that will more-likely-than-not reduce the fair value of a reporting unit below its carrying value. An indefinite lived intangible asset is required to be tested for impairment between the annual tests if an event occurs or circumstances change indicating that the asset might be impaired. Separable intangible assets that have finite lives continue to be amortized over their useful lives, for which Statements 142 and 147 do not impose limits.

Effective January 1, 2002, the corporation ceased amortization of certain goodwill in accordance with FASB Statement 142. The impact on earnings and earnings per share for the years ended December 31, 2002, 2001, and 2000 is presented below and included with the presentation of the impact of Statements 142.

	For the Year Ended:		
	2002	2001	2000
Reported net income	$ 11,091	6,734	6,834
Add back:			
Goodwill amortization, net of tax, subject to FASB 142	-	306	-
Adjusted net income	$ 11,091	7,040	6,834
Basic earnings per share:			
Reported net income per share	$ 1.93	1.54	1.61
Add back:			
Goodwill amortization, net of tax, subject to FASB 142	-	.07	-
Adjusted net income per share	$ 1.93	1.61	1.61
Diluted earnings per share:			
Reported net income per share	$ 1.90	1.53	1.61
Add back:			
Goodwill amortization, net of tax, subject to FASB 142	-	.07	-
Adjusted net income per share	$ 1.90	1.60	1.61

In accordance with the disclosure requirements of FASB Statement 142, the following information is presented regarding intangibles subject to amortization and those not subject to amortization.

	As of December 31, 2002		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill subject to amortization	$ -	-	-
Goodwill not subject to amortization	21,735	-	21,735
Total goodwill	21,735	-	21,735
Core deposit intangibles subject to amortization	5,872	1,068	4,804
Total goodwill and other intangible assets	$ 27,607	1,068	26,539

	As of December 31, 2001		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill subject to amortization	$ 20,239	442	19,797
Goodwill not subject to amortization	-	-	-
Total goodwill	20,239	442	19,797
Core deposit intangibles subject to amortization	7,500	-	7,500
Total goodwill and other intangible assets	$ 27,739	442	27,297

In accordance with FASB Statement 142, the amortization expense for core deposit intangibles subject to amortization for each of the next 5 years from December 31, 2002 is as follows:

2003	$961
2004	$854
2005	$748
2006	$641
2007	$534

FASB Statement 142 requires a transitional impairment test to be applied to all goodwill and other indefinite-lived intangible assets within the first six months after adoption. The impairment test involves identifying separate reporting units based on the reporting structure of the Corporation, then assigning all assets and liabilities, including goodwill, to these units. Goodwill is assigned based on the reporting unit benefiting from the factors that gave rise to the goodwill. Each reporting unit is then tested for goodwill impairment by comparing the fair value of the unit with its book value, including goodwill. If the fair value of the reporting unit is greater than its book value, no goodwill impairment exists. However, if the book value of the reporting unit is greater than its determined fair value, goodwill impairment may exist and further testing is required to determine the amount, if any, of the actual impairment loss. Any impairment loss determined with this transitional test would be reported as a change in accounting principle. The Corporation has completed its transitional impairment test of goodwill and did not record an impairment loss as a result of this test. Also, no impairment loss was recorded as a result of the year end impairment test.

(n) Reclassification

Certain reclassifications have been made to prior years amounts to conform to the 2002 presentation.

(2) RESTRICTIONS ON CASH

Federal reserve regulations require the Bank to maintain certain average balances as cash reserves. The reserve requirements approximated $7,748 and $5,343 at December 31, 2002 and 2001, respectively.

(3) SECURITIES AVAILABLE-FOR-SALE

The following sets forth the composition of securities available-for-sale, which are reported at fair value, at December 31, 2002 and 2001:

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
U.S. Government agencies and corporations	$ 15,733	501	-	16,234
Mortgage-backed	75,602	2,014	-	77,616
States and political subdivisions	21,547	522	(95)	21,974
Corporate	24,604	1,473	(13)	26,064
Total AFS debt securities	$ 137,486	4,510	(108)	141,888

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
U.S. Treasury	$ 500	3	-	503
U.S. Government agencies and corporations	51,263	187	(566)	50,884
Mortgage-backed	38,622	375	(241)	38,756
States and political subdivisions	23,202	268	(168)	23,302
Corporate	31,422	1,470	-	32,892
Total AFS debt securities	$ 145,009	2,303	(975)	146,337

The amortized cost and approximate fair value of securities available-for-sale by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2002	Amortized Cost	Approximate Fair Value
Due in one year or less	$ 4,775	4,904
Due after one year through five years	39,486	41,385
Due after five years through ten years	25,732	26,373
Due after ten years	67,493	69,226
Totals	$ 137,486	141,888

For the year ended December 31, 2002, 2001, and 2000, proceeds from sales of securities available-for-sale amounted to $5,718, $30,366 and $5,094, respectively. Gross realized gains on securities available-for-sale were $290 in 2002, $357 in 2001 and were not material in 2000. Gross realized losses on securities available-for-sale were $19, $126 and $54 in 2002, 2001 and 2000, respectively. The tax benefit (provision) applicable to these net realized gains and losses amounted to $92, $79 and $(18), respectively.

The carrying value of securities available-for-sale pledged to secure public and trust deposits and securities sold under agreements to repurchase, and for other purposes as required or permitted by law, was $51,306 at December 31, 2002 and $31,240 at December 31, 2001.

(4) SECURITIES HELD-TO-MATURITY

The amortized cost, gross unrealized gains and losses, and approximate fair value of securities held-to-maturity at December 31, 2002 and 2001 are as follows:

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mortgage-backed	$ 259	14	-	273
States and political subdivisions	15,816	593	(1)	16,408
Totals	$ 16,075	607	(1)	16,681

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
U.S. Government agencies and corporations	$ 6,331	36	-	6,367
Mortgage-backed	376	13	-	389
States and political subdivisions	$ 24,105	669	(4)	24,770
Totals	$ 30,812	718	(4)	31,526

The amortized cost and approximate fair value of securities held-to-maturity by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2002	Amortized Cost	Approximate Fair Value
Due in one year or less	$ 5,655	5,727
Due after one year through five years	9,549	10,044
Due after five years through ten years	739	774
Due after ten years	132	136
Totals	$ 16,075	16,681

Realized gains were $44 and realized losses were $24 on calls and maturities of securities held-to-maturity in 2002 and were not material in 2001 or 2000. The carrying value of securities held-to-maturity pledged to secure public and trust deposits and securities sold under agreements to repurchase, and for other purposes as required or permitted by law, was $7,493 and $15,107 at December 31, 2002 and 2001, respectively.

(5) RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Corporation has granted loans to officers and directors and their affiliates amounting to $5,396 in 2002 and $5,424 in 2001. During 2002, new direct loans to officers and directors amounted to $1,453 and repayments amounted to $1,481. In addition, there were loans of $2,767 and $3,441 at December 31, 2002 and 2001, respectively, which were endorsed by directors or had been made to companies in which directors had an equity interest.

At December 31, 2002 and 2001, there were deposits from officers and directors of $5,786 and $4,526, respectively.

(6) LOANS AND ALLOWANCE FOR LOAN LOSSES

At December 31, 2002 and 2001, the Corporation had sold without recourse to financial institutions and other customers of the Corporation participations in various loans in the amount of $26,920 and $42,466, respectively.

A summary of the changes in the allowance for loan losses (including allowances for impaired loans) follows:

Years Ended December 31,	2002	2001	2000
Balance at beginning of year	$ 8,827	5,670	5,173
Reserve acquired through merger	-	2,956	-
Provisions for loan losses	1,369	1,637	1,082
Additional reserve for branch loans purchased	-	188	-
Loan recoveries	941	365	286
Loan charge-offs	(1,671)	(1,989)	(871)
Balance at end of year	$ 9,466	8,827	5,670

Nonperforming assets consist of the following:

December 31,	2002	2001	2000
Nonaccrual loans	$ 2,914	2,815	2,391
Other real estate owned	1,001	1,420	281
Loans past due 90 days or more	596	1,031	410
Total nonperforming assets	$ 4,511	5,266	3,082

December 31,	2002	2001
Impaired loans without a valuation allowance	$ 355	-
Impaired loans with a valuation allowance	3,100	3,506
Total impaired loans	$ 3,455	3,506
Valuation allowance related to impaired loans	$ 857	753

Years Ended December 31,	2002	2001	2000
Average investment in impaired loans	$ 2,764	2,297	3,548
Interest income recognized on impaired loans	$ 32	16	17
Interest income recognized on a cash basis on impaired loans	$ 32	16	17

There were no material commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2002.

(7) BANK PREMISES AND EQUIPMENT

Bank premises and equipment are stated at cost less accumulated depreciation and amortization as follows:

December 31,	2002	2001
Land	$ 3,571	3,121
Buildings	17,841	17,499
Furniture and equipment	18,391	16,882
Leasehold improvements	610	568
	40,413	38,070
Less accumulated depreciation and amortization	(17,212)	(15,338)
Totals	$ 23,201	22,732

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 amounted to $2,455, $1,882 and $1,339, respectively.

(8) LEASING ACTIVITIES

The Corporation's leasing activities consist of the leasing of land and buildings under agreements in which the Corporation is lessee. These leases have been classified as operating leases.

The following is a schedule by years of future minimum rental payments required under non-cancelable operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002:

Year ending December 31:	
2003	$ 200
2004	200
2005	176
2006	101
2007	20
Thereafter	23
Total minimum payments required	$ 720

Rental commitments of less than one year are not included in the above schedule. Rentals charged to operations under operating leases were $335, $101 and $118 for the years ended December 31, 2002, 2001 and 2000, respectively.

(9) DEPOSITS

Time deposits and certificates of deposit of $100,000 and over as of December 31, 2002 mature as follows:

2003	$ 227,418
2004	135,766
2005	37,281
2006	10,922
2007	37,272
Thereafter	928
	$ 449,587

(10) SHORT TERM BORROWINGS AND LONG TERM DEBT

Securities sold under agreements to repurchase (repurchase agreements) at December 31, 2002 totaled $8,071 and were collateralized by investment securities controlled by the Corporation with a book value of $13,427. The maximum amount of repurchase agreements outstanding during 2002 was $9,285 and the average amount outstanding during 2002 was $7,808.

Advances from the Federal Home Loan Bank of Atlanta (FHLB) were $23,067 and $18,269 on December 31, 2002 and 2001, respectively. The interest rates on the advances as of December 31, 2002 range from 3.6 to 7.3 percent. The advances are collateralized under a blanket floating lien agreement whereby the Corporation gives a blanket pledge of single family residential first mortgage loans amounting to $142,513 at December 31, 2002. Of the total balance at December 31, 2002, $16, $245 and $5,000 matures in 2003, 2006 and 2007, respectively. The remainder matures after 2007. The Corporation has additional borrowing capacity of $84,000 under its existing agreement with the FHLB at December 31, 2002.

FNB Corporation participated in a pool of subordinated debt securities issued by FNB Corporation and other financial institutions to a trust in a method generally referred to as trust preferred financing. FNB Corporation borrowed $15,464 that matures on December 18, 2031. Interest is payable quarterly at the three month LIBOR rate plus 3.60%, 4.98% at December 31, 2002 and 5.48% at December 31, 2001. The rate may not exceed 12.5% prior to December 18, 2006, and the borrowing may be repaid on or after this date without penalty. Proceeds were principally used to pay cash to FNB Salem Bank & Trust shareholders. The loan proceeds are treated as capital of FNB Corporation for regulatory purposes.

(11) EMPLOYEE BENEFIT PLAN

The Corporation sponsors a leveraged Employee Stock Ownership Plan (ESOP), which covers all employees following the completion of one year of service and attainment of age 21. FNB Salem Bank & Trust employees will participate beginning January 1, 2003. The ESOP invests substantially in stock of the Corporation. The purchase of some of the shares held by the ESOP has been financed by borrowings by the ESOP. FNB Corporation and First National Bank hold all ESOP loans. Consequently, in the consolidated balance sheets, the loans and the related liability have been eliminated. The amounts representing unearned employee benefits have been recorded as reductions in stockholders' equity. These amounts will be reduced as the ESOP debt is curtailed. Shares released are allocated to plan participants as of the end of the Plan's year based on an allocation formula specified in the Plan. The ESOP is repaying the loans (plus interest) using employer contributions and dividends received on the shares of common stock held by the ESOP. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings. Dividends on unallocated shares are recorded as a reduction of ESOP debt to the extent used for debt service, and as compensation expense to the extent expected to be allocated to participants' accounts as additional contributions. ESOP compensation expense of $593, $418 and $373 was recorded for 2002, 2001 and 2000, respectively.

ESOP shares as of December 31, 2002 consisted of 661,204 allocated shares and 49,490 unreleased and unearned shares. Based on quoted trading and bid prices, the fair value of the unreleased and unearned shares at December 31, 2002 was $23.73 per share.

The Corporation sponsors a 401(k) plan that covers substantially all employees who work at least 1,000 hours per year. Participants have the option to have up to 12% of their salary withheld on a pre-tax basis to be contributed to the plan. The Corporation matches 100% of the first 3% of the participants' contributions. Participants may choose among several investment options comprised primarily of mutual funds, but there is no stock of the Corporation in the plan. Matching contributions totaled $235, $174 and $151 for 2002, 2001 and 2000, respectively.

FNB Salem Bank & Trust employees will participate in the Corporation's 401(k) plan beginning January 1, 2003. During 2002 the employees of FNB Salem Bank & Trust participated in the 401(k) plan previously sponsored by Salem Community Bankshares, Inc. Matching contributions to that plan were $134 for the year ended December 31, 2002.

(12) INCOME TAXES

Total income taxes are allocated as follows:

Years Ended December 31,	2002	2001	2000
Income	$ 5,225	2,550	2,454
Stockholders' equity, for net unrealized gains and losses on securities available-for-sale recognized for financial reporting purposes	1,045	426	391
Totals	$ 6,270	2,976	2,845

The components of federal income tax expense (benefit) are as follows:

Years Ended December 31,	2002	2001	2000
Current	$ 5,180	2,809	2,601
Deferred	45	(259)	(147)
Total	$ 5,225	2,550	2,454

The reconciliation of expected income tax expense at the statutory federal rate with the reported tax expense at the effective rate is as follows:

Years Ended December 31,	2002		2001		2000	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Expected tax expense at statutory rate	$ 5,547	34.0%	3,157	34.0%	3,158	34.0%
Increase (decrease) in taxes resulting from:						
Tax-exempt interest	(519)	(3.2)	(734)	(7.9)	(863)	(9.3)
Nondeductible interest expense	174	1.1	102	1.1	113	1.2
Other, net	23	0.1	25	0.3	46	0.5
Reported tax expense at effective rate	$ 5,225	32.0%	2,550	27.5%	2,454	26.4%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

December 31,	2002	2001
Deferred tax assets:		
Loans, principally due to allowance for loan losses and unearned fees	$ 2,737	2,072
Accrued employee benefits due to accrual for financial reporting purposes in excess of actual contributions	261	224
Other	180	108
Total deferred tax assets	3,178	2,404
Deferred tax liabilities:		
Bank premises and equipment, due to differences in depreciation	631	351
Securities, due principally to valuation allowance	1,497	593
Investment securities, due to differences in discount accretion	73	93
Prepaids, due to advance payments	178	149
Other	618	88
Total gross deferred tax liabilities	2,997	1,274
Net deferred tax asset, included in other assets	$ 181	1,130

(13) DIVIDEND RESTRICTIONS AND CAPITAL REQUIREMENTS

The holding company's principal asset is its investment in its wholly owned consolidated subsidiaries. The primary source to date of income for the holding company has been dividends from the Bank. Regulatory agencies limit the amount of funds that may be transferred from the Bank to the holding company in the form of dividends, loans, or advances.

Under applicable federal laws, the Comptroller of the Currency restricts, without prior approval, the total dividend payments of the Bank in any calendar year to the net profits of that year, as defined, combined with the retained net profits for the two preceding years. Dividends that may be declared in 2003 without the approval of the Comptroller are $10,522 plus year-to-date 2003 net profits as of the declaration date.

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, established by Section 38 of the Federal Deposit Insurance Act (FDI ACT), the Corporation must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2002, that the Corporation meets all capital adequacy requirements to which it is subject. The table below sets forth the ratios for the Banks and on a consolidated basis for December 31, 2002 and 2001.

As of December 31, 2002, the most recent notification from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action (Section 38 of the FDI ACT). To be categorized as well capitalized, minimum total risk-based capital, Tier 1 risk-based capital, and Tier 1 leverage ratios as set forth in the table below must be maintained. There are no conditions or events since that notification that management believes have changed the institution's category.

As of December 31, 2001 the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action (Section 38 of the FDI ACT).

As of December 31, 2002:

	Actual		Minimum Requirements: For Capital Adequacy		Minimum Requirements: Section 38 of Federal Deposit Insurance Act	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 90,379	11.6%	62,330	8.0%	N/A	
First National Bank	55,641	11.0%	40,466	8.0%	$ 50,583	10.0%
FNB Salem Bank & Trust	30,453	11.2%	21,752	8.0%	27,190	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	81,117	10.4%	31,199	4.0%	N/A	
First National Bank	49,768	9.8%	20,313	4.0%	30,470	6.0%
FNB Salem Bank & Trust	27,056	10.0%	10,822	4.0%	16,234	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	81,117	8.4%	38,627	4.0%	N/A	
First National Bank	49,768	7.9%	25,199	4.0%	31,499	5.0%
FNB Salem Bank & Trust	27,056	8.2%	13,198	4.0%	16,498	5.0%

As of December 31, 2001:

	Actual		Minimum Requirements For Capital Adequacy		Minimum Requirements Section 38 of Federal Deposit Insurance Act	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 81,609	11.2%	58,292	8.0%	N/A	
First National Bank	50,111	11.0%	36,444	8.0%	$ 45,555	10.0%
FNB Salem Bank & Trust	21,659	11.0%	15,752	8.0%	19,690	10.0%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	73,007	10.0%	29,203	4.0%	N/A	
First National Bank	44,396	9.7%	18,308	4.0%	27,461	6.0%
FNB Salem Bank & Trust	19,493	9.9%	7,876	4.0%	11,814	6.0%
Tier 1 Capital (to Average Assets)						
Consolidated	73,007	7.9%	36,966	4.0%	N/A	
First National Bank	44,396	7.5%	23,678	4.0%	29,597	5.0%
FNB Salem Bank & Trust	19,493	9.2%	8,475	4.0%	10,594	5.0%

(14) SUPPLEMENTAL CASH FLOW INFORMATION

The Corporation paid $22,027, $23,353 and $19,785 for interest and $4,660, $2,839 and $2,790 for income taxes in 2002, 2001 and 2000, respectively. Noncash investing activities included $906, $932 and $252 of loans transferred to other real estate owned in 2002, 2001 and 2000, respectively.

(15) COMMITMENTS AND CONTINGENCIES

The Corporation is involved from time to time in litigation arising in the normal course of business. Management believes that any resulting settlements and disposition of these matters will not have a material effect on the Corporation's consolidated results of operations or financial position.

(16) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. The financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments. Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Except for unused home equity lines totaling $43,638 at December 31, 2002, and $37,959 at December 31, 2001 (included in amounts below), the Corporation may or may not require collateral or other security to support the following financial instruments with credit risk:

	Contract Amounts	
December 31,	2002	2001
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$ 128,919	110,120
Standby letters of credit	14,672	7,299

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include securities, accounts receivable, inventory, property, plant and equipment, and income-producing properties.

Commitments to extend credit, standby letters of credit and financial guarantees written are not reflected in the financial statements except to the extent of fees collected, which are generally reflected in income. The fulfillment of these commitments would normally result in the recording of a loan at the time the funds are disbursed.

The Corporation originates mortgage loans for sale to secondary market investors subject to contractually specified and limited recourse provisions. In 2002, the Corporation originated $236,300 and sold $215,955 to investors, compared to $126,473 originated and $116,465 sold in 2001. Every contract with each investor contains certain recourse language. In general, the Corporation may be required to repurchase a previously sold mortgage loan if there is major noncompliance with defined loan origination or documentation standards, including fraud, negligence or material misstatement in the loan documents. Repurchase may also be required if necessary governmental loan guarantees are canceled or never issued, or if an investor is forced to buy back a loan after it has been resold as a part of a loan pool. In addition, the Corporation may have an obligation to repurchase a loan if the mortgagor has defaulted early in the loan term. This potential default period ranges from six to twelve months after sale of a loan to the investor. Historically, repurchases under these recourse provisions have been minimal.

(17) CONCENTRATIONS OF CREDIT RISK

The Corporation does a general banking business, serving the commercial, agricultural and personal banking needs of its customers in its trade territory, commonly referred to as the New River Valley and the Roanoke Valley, which consists of Montgomery and Roanoke Counties and portions of adjacent counties in Virginia. Operating results are closely correlated with the economic trends within this area, which are, in turn, influenced by the area's large employers which include Virginia Polytechnic Institute and State University, Radford University, the Radford Arsenal, General Electric and Norfolk Southern. Other industries include a wide variety of manufacturing concerns and agriculture-related enterprises. The ultimate collectibility of the loan portfolios and the recovery of the carrying amounts of repossessed property are susceptible to changes in the market conditions of this area. The commercial portfolio is diversified with no significant concentrations of credit within a single industry. The consumer loan portfolio included $93,431 and $101,282 of loans to individuals for household, family and other personal expenditures at December 31, 2002 and 2001, respectively. The real estate mortgage portfolio consists primarily of loans secured by 1-4 family residential properties.

(18) DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Corporation to disclose estimated fair values of its financial instruments. The following methods and assumptions were used to estimate the approximate fair value of each class of financial instrument for which it is practicable to estimate that value:

(a) Cash and Due from Banks and Federal Funds Sold

The carrying amounts in the consolidated balance sheets are reasonable estimates of fair values.

(b) Securities

The fair value of securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

(c) Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type (commercial, mortgage, consumer, etc.), by interest rate terms (fixed and adjustable rate) and by performing and nonperforming categories. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan as well as estimates for operating expenses and prepayments. The estimate of maturity is based on the Corporation's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions.

Fair value for significant nonperforming loans is based on estimated cash flows that are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

(d) Deposits

The fair value of demand and savings deposits is the amount payable on demand. The fair value of fixed maturity time deposits and certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

(e) Federal Funds Purchased, Securities Sold Under Agreements to Repurchase and Other Borrowed Funds

Rates currently available for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

(f) Commitments to Extend Credit and Standby Letters of Credit

The only amounts recorded for commitments to extend credit and standby letters of credit are the deferred fees arising from these unrecognized financial instruments. These deferred fees are not deemed significant at December 31, 2002 and 2001, and as such, the related fair values have not been estimated.

The carrying amounts and approximate fair values of the Corporation's financial instruments are as follows:

December 31,	2002		2001	
	Carrying Amounts	Approximate Fair Values	Carrying Amounts	Approximate Fair Values
Financial assets:				
Cash and due from banks	$ 29,241	29,241	28,817	28,817
Federal funds sold	11,150	11,150	9,010	9,010
Short term investments	-	-	16,549	16,549
Securities available-for-sale	141,888	141,888	146,337	146,337
Securities held-to-maturity	16,075	16,681	30,812	31,526
Loans, net of unearned income	691,661	708,819	648,263	660,084
Total financial assets	$ 890,015	907,779	879,788	892,323
Financial liabilities:				
Deposits	$ 845,688	838,640	806,787	816,149
Federal funds purchased, securities sold under agreements to repurchase and other borrowed funds	46,602	48,286	41,281	42,199
Total financial liabilities	$ 892,290	886,926	848,068	858,348

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(19) PARENT COMPANY FINANCIAL INFORMATION

Condensed financial information of FNB Corporation (the parent or holding company) is presented below:

Condensed Balance Sheets

	December 31, 2002	December 31, 2001
Assets		
Cash and due from banks	$ 2,157	-
Short term investments	-	16,549
Securities available-for-sale, at fair value	2,384	2,456
Other investments at cost	491	-
Investment in subsidiary banks	106,235	97,876
Other assets	1,031	45
Total assets	$ 112,298	116,926
Liabilities		
Other borrowed funds	$ 15,464	14,549
Other liabilities	1,101	14,938
ESOP debt	634	806
Total liabilities	17,199	30,293
Stockholders' equity	95,099	86,633
Total liabilities and stockholders' equity	$ 112,298	116,926

Statements of Income

Years Ended December 31,	2002	2001	2000
Income:			
Dividends from affiliate banks	$ 6,021	5,785	3,257
Interest on investments	165	178	233
Management fees	11,382*	1,156	327
Miscellaneous income	-	8	-
Total income	17,568	7,127	3,817
Operating expenses	13,550*	1,471	646
Income before income taxes and equity in undistributed net income of affiliate banks	4,018	5,656	3,171
Applicable income tax provision (benefit)	(711)	-	-
	4,729	5,656	3,171
Equity in undistributed net income (loss) of affiliate banks	6,362	1,078	3,663
Net income	$ 11,091	6,734	6,834

* Large increase due to centralizing support operations in the holding company and billing related expenses back to the affiliate banks in the form of a management fee.

Statements of Cash Flows

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 11,091	6,734	6,834
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net loss (income) of affiliate banks	(6,362)	(1,078)	(3,663)
ESOP compensation	299	(418)	(373)
Decrease (increase) in other assets	(986)	64	5
Increase (decrease) in other liabilities	915	-	-
Other, net	207	(2,298)	1,330
Net cash provided by operating activities	$ 5,164	3,004	4,133
Cash flows from investing activities:			
(Purchase) sale of short term investments	$ 16,549	(16,549)	-
Sales and maturities of debt securities	100	4,522	100
Purchase of debt securities	-	(1,118)	(564)
Purchase of other investments at cost	(491)	-	-
Cash payment for purchase of Salem Community Bankshares	(13,550)	-	-
Net cash provided (used) in investing activities	$ 2,608	(13,145)	(464)
Cash flows from financing activities:			
Issuance of trust preferred debt	-	14,549	-
Repurchase of FNB Corporation stock, net	$ (1,692)	(1,388)	(871)
Cash dividends paid on common stock	(3,923)	(3,020)	(2,798)
Net cash provided (used) for financing activities	$ (5,615)	10,141	(3,669)
Net increase (decrease) in cash and cash equivalents	$ 2,157	-	-
Cash and cash equivalents at beginning of year	-	-	-
Cash and cash equivalents at end of year	$ 2,157	-	-

(20) INTERIM FINANCIAL INFORMATION (Unaudited)

Consolidated quarterly results of operations were as follows:

	2002 Three Months Ended			
	March 31	June 30	September 30	December 31
Interest income	$ 15,224	14,844	15,167	14,383
Interest expense	5,803	5,511	5,550	5,332
Provision for loan losses	466	316	224	363
Noninterest income	2,173	3,474	2,517	3,381
Noninterest expense	7,279	7,683	8,046	8,274
Income before income tax expense	3,849	4,808	3,864	3,795
Income tax expense	1,265	1,571	1,186	1,203
Net income	$ 2,584	3,237	2,678	2,592
Basic earnings per share	$ 0.45	0.56	0.47	0.45
Fully diluted earnings per share	$ 0.44	0.55	0.46	0.44

	2001 Three Months Ended			
	March 31	June 30	September 30	December 31
Interest income	$ 11,073	12,445	12,425	11,907
Interest expense	5,497	6,048	6,017	5,265
Provision for loan losses	370	285	285	697
Noninterest income	1,114	1,257	1,516	1,911
Noninterest expense	4,004	4,868	5,217	5,811
Income before income tax expense	2,316	2,501	2,422	2,045
Income tax expense	626	670	659	595
Net income	$ 1,690	1,831	1,763	1,450
Basic earnings per share	$ 0.40	0.42	0.40	0.33
Fully diluted earnings per share	$ 0.40	0.42	0.39	0.32

(21) STOCK COMPENSATION PLANS

In 2000 the Corporation's stockholders approved the FNB Corporation 2000 Incentive Stock Plan (the "Plan"), as previously adopted by the Board of Directors. The Plan makes available up to 424,000 shares of common stock for awards to key employees and non-employee directors of the Corporation and its subsidiaries in the form of stock options, stock appreciation rights, and stock awards. The Plan will expire in 2010, unless sooner terminated by the Board. Any option terms not specified in the Plan such as exercise prices, expiration dates, and vesting provisions are set forth in an agreement governing each grant. A stock option may be either an incentive stock option within the meaning of Section 422 of the Internal Revenue Code or a non-qualified stock option.

Years Ended December 31,		2002	2001	2000
Net income	As reported	$ 11,091	6,734	6,834
	Pro forma	10,978	6,651	6,810
Earnings per share	As reported	$ 1.93	1.54	1.61
	Pro forma	1.91	1.52	1.61
Earnings per share-- assuming dilution	As reported	$ 1.90	1.53	1.61
	Pro forma	1.88	1.51	1.61

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Years Ended December 31,	2002	2001	2000
Dividend yield	3.4%	3.5%	4.1%
Expected life	10.0 years	10.0 years	9.8 years
Expected volatility	20%	20%	20%
Risk-free interest rate	5.1%	5.1%	6.0%

A summary of the status (shares in thousands) of the Corporation's stock option plan is presented below:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	218	$14.77	77	$15.51	-	-
Granted	55	19.42	61	15.87	77	$15.51
Roll options - SW Virginia Bankshares	-	-	81	13.26	-	-
Exercised	(17)	13.24	-	-	-	-
Forfeited	-	-	(1)	15.57	-	-
Outstanding at end of year	256	$15.87	218	$14.77	77	$15.51
Options exercisable at year-end	134	$14.20	100	$13.68	-	-
Weighted-average fair value of options granted during the year	$4.37		$3.19		$4.11	

(22) MERGERS AND ACQUISITIONS

First National Bank, a wholly owned subsidiary of FNB Corporation, consummated the acquisition of two branch banking offices located in Pearisburg and Wytheville, Virginia from First Union National Bank on March 23, 2001. The transaction was accounted for by the purchase method of accounting. First National Bank assumed aggregate deposit liabilities of $74,289 in connection with the two branch acquisitions. Loans of $13,618 and building and equipment of $1,714 were acquired. Intangible assets of $5,002 were capitalized and include goodwill and other costs incurred directly related to the acquisition.

On May 1, 2001, Southwest Virginia Savings Bank FSB ("SVSB") of Roanoke, Virginia, was merged with FNB Corporation in a business combination accounted for by the purchase method of accounting. At the merger date, SVSB had $56,588 in net loans, $93,268 in total assets and $76,299 in total deposits. The shareholders of SVSB received 292,775 shares of FNB Corporation common stock and cash of $3,530 in connection with the merger. Excess cost over net assets acquired equaled $962 and has been allocated to goodwill. SVSB's results of operations have been included in the financial statements from the merger date.

On December 31, 2001, Salem Community Bankshares, Inc. ("SCB") of Salem, Virginia, was merged with FNB Corporation in a business combination accounted for by the purchase method of accounting. At the merger date, SCB had $170,813 in net loans, $257,971 in total assets and $205,307 in total deposits. The shareholders of SCB received 1,272,153 shares of FNB Corporation common stock and cash of $12,937 in connection with the merger. Excess cost over net tangible assets acquired equaled $21,441 and $5,873 has been allocated to core deposit intangible with the remaining $14,568 recorded as goodwill.

Southwest Virginia Savings Bank, FSB was renamed FNB Southwest, N.A., as a result of converting to a national bank charter on October 10, 2001. FNB Southwest, N.A., and Salem Bank and Trust, N.A., merged on May 6, 2002, into a single charter with the name "FNB Salem Bank and Trust, National Association".

(23) SEGMENT INFORMATION

The Corporation operates two business segments: community banking and mortgage banking. These segments are primarily identified by the products and services offered and the channels through which they are offered. The banking segment consists of full-service banks that offer customers traditional banking products and services through various delivery channels. The Corporation's mortgage banking segment consists of mortgage brokerage facilities that originate and sell mortgage products. The accounting policies for each of the business segments are the same as those of the Corporation described in Note 1. Information for 2002 for each of the segments is included below. Information for the mortgage banking segment is not material for years prior to 2001 and the consolidated financial information for 2000, as reported, is reflective of the community banking segment.

December 31, 2002

	Community Banking	Mortgage Banking	Parent	Eliminations	Total
Net interest income	$ 37,851	338	(767)	-	37,422
Provision for loan losses	1,369	-	-	-	1,369
Net interest income after provision for loan losses	36,482	338	(767)	-	36,053
Other income	8,801	2,744	11,382	(11,382)	11,545
Other expenses	28,274	1,772	12,618	(11,382)	31,282
Income (loss) before income taxes	17,009	1,310	(2,003)	-	16,316
Income tax (benefit)	5,491	445	(711)	-	5,225
Net income	$ 11,518	865	(1,292)	-	11,091
Average assets	$ 941,760	15,040	107,279	(104,789)	959,290

December 31, 2001

	Community Banking	Mortgage Banking	Parent	Eliminations	Total
Net interest income	$ 24,782	92	149	-	25,023
Provision for loan losses	1,637	-	-	-	1,637
Net interest income after provision for loan losses	23,145	92	149	-	23,386
Other income	4,696	1,094	1,086	(1,078)	5,798
Other expenses	18,910	704	1,364	(1,078)	19,900
Income (loss) before income taxes	8,931	482	(129)	-	9,284
Income tax (benefit)	2,386	164	-	-	2,550
Net income	$ 6,545	318	(129)	-	6,734
Average assets	$ 638,977	6,348	62,117	(57,842)	649,600

FNB CORPORATION

March 28, 2003

Dear Shareholder:

On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Shareholders of FNB Corporation. The meeting will be held at 2:00 p.m., on Tuesday, May 13, at Custom Catering, Inc., in Blacksburg, Virginia. The bank will host a reception following the business meeting. I encourage you to take this opportunity to visit with your friends and fellow shareholders.

At the meeting, we will take action to elect your directors and ratify the appointment by your Board of Directors of Brown Edwards & Company, L.L.P. as independent auditors. During the meeting, we will also report to you on the condition, performance, and prospects for FNB Corporation and its subsidiaries. You will have an opportunity to inquire about matters of interest to all shareholders. **Please return your proxy by Friday, May 9**, in the enclosed postage-paid envelope.

We hope you will be able to attend. A map to the site is printed on the back of this proxy statement for your convenience.

Sincerely,

Samuel H. Tollison
President/CEO

Enclosures

Notice of Annual Meeting of Shareholders

To Our Shareholders:

The Annual Meeting of Shareholders of FNB Corporation (the "Corporation") will be held at Custom Catering, Inc., 902 Patrick Henry Drive, Blacksburg, Virginia, on Tuesday, May 13, 2003, at 2:00 p.m., for the following purposes:

(1) To elect three Class I directors to serve until the 2005 Annual Meeting of Shareholders;

(2) To ratify the appointment of Brown Edwards & Company, L.L.P. as the Corporation's independent auditors for the year ending December 31, 2003; and

(3) To transact any other business that may properly come before the meeting or any adjournment thereof.

The record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting has been fixed by the Board of Directors as of the close of business on March 14, 2003.

By order of the Board of Directors.

Peter Seitz

Peter A. Seitz, Secretary
FNB Corporation

March 28, 2003

IMPORTANT: To assure that your shares will be voted at the meeting, you are requested to complete, sign and date the enclosed proxy and return it in the postage-paid envelope provided as soon as possible. If you attend the meeting in person, you may withdraw your proxy and vote in person.

FNB Corporation
105 Arbor Drive
Christiansburg, VA 24073

Proxy Statement

2002 Annual Meeting of Shareholders
To be Held on May 13, 2003

GENERAL INFORMATION

The accompanying proxy is solicited by and on behalf of the Board of Directors of FNB Corporation (the "Corporation") for the 2002 Annual Meeting of Shareholders ("Annual Meeting") to be held at Custom Catering, Inc., 902 Patrick Henry Drive, Blacksburg, Virginia, on Tuesday, May 13, 2003, at 2:00 p.m., for the following purposes: (1) to elect three Class I directors to serve until the 2005 Annual Meeting of Shareholders; (2) to ratify the appointment of Brown Edwards & Company, L.L.P. as the Corporation's independent auditors for the year ending December 31, 2003; and (3) to transact any other business that may properly come before the meeting or any adjournment thereof. The approximate mailing date of this proxy statement and accompanying proxy is March 28, 2003.

Revocation and Voting of Proxies

Execution of a proxy will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Any shareholder who has executed and returned a proxy may revoke it at any time before the proxy is exercised, by filing a written notice with the Secretary of the Corporation at the above address or by submitting a proxy bearing a later date. Shareholders also may revoke their proxies by attending the Annual Meeting and voting in person. Proxies will extend to, and will be voted at, any properly adjourned session of the Annual Meeting. If a shareholder specifies how the proxy is to be voted with respect to any proposal for which a choice is provided, the proxy will be voted in accordance with such specifications. If a shareholder fails to specify with respect to a proposal, the proxy will be voted **FOR** the director nominees named in proposal 1 and **FOR** proposal 2, as set forth in the accompanying notice and further described herein.

Voting Rights of Shareholders

Only those shareholders of record at the close of business on March 14, 2003 are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the record date, 5,813,897 shares of Corporation common stock were outstanding and entitled to vote at the Annual Meeting. The Corporation has no other class of stock outstanding.

Each share of Corporation common stock entitles the holder thereof to one vote upon each matter to be voted upon at the Annual Meeting. Shareholders of the Corporation do not have cumulative voting rights. A majority of the Corporation's outstanding shares, represented in person or by proxy, will constitute a quorum for the transaction of business.

Solicitation of Proxies

The Corporation will pay all costs for this proxy solicitation. Proxies are being solicited by mail, and also may be solicited by directors, officers and employees of the Corporation in person, by telephone, or by mail. Officers, directors and employees of the Corporation will not receive special compensation for their solicitation activities. The Corporation may reimburse banks, brokerage firms, and other custodians, nominees, and fiduciaries for their reasonable expenses in sending proxy materials to beneficial owners of Corporation stock.

Security Ownership of Certain Beneficial Owners and Management

Principal Security Holders. The Corporation knows of no person or group acting in concert that beneficially owned more than five percent of the outstanding shares of the Corporation's common stock as of March 3, 2003.

Management. The following table shows, as of March 3, 2003, the beneficial ownership of the Corporation's common stock for each director, director nominee, the executive officers named in the summary compensation table and for all directors, director nominees, and executive officers of the Corporation as a group.

Name	Amount and Nature of Beneficial Ownership (1) (2) (3)	Percent of Class
Kendall O. Clay	31,784	*
Dr. Douglas Covington	10,313	*
Beverley E. Dalton	1,465	*
Daniel D. Hamrick	17,363	*
J. Daniel Hardy, Jr.	61,119 (4)	1.1%
F. Courtney Hoge	18,297	*
Walter A. Hunt	57,302	*
Steven D. Irvin	12,987	*
Clark Owen, Jr.	32,919	*
B.L. Rakes	52,041	*
Peter A. Seitz	15,204	*
Charles W. Steger	6,288	*
Carl E. Tarpley, Jr.	16,843	*
Samuel H. Tollison	157,955	2.7%
Litz H. Van Dyke	19,648	*
Jon T. Wyatt	35,699	*
All Directors, Nominees and Executive Officers as a group (16 persons)	547,227	9.4%

* Less than one percent of the Corporation's total outstanding stock.

(1) Includes shares that may be deemed beneficially owned due to joint ownership, voting power or investment power; including shares owned by or held for the benefit of a Board member's spouse or another immediate family member residing in the household of the Board member, which may be deemed beneficially owned.

(2) Includes estimated 2002 Employee Stock Ownership Plan allocation.

(3) Includes shares that may be acquired within 60 days pursuant to the exercise of stock options issued under the 2000 Stock Incentive Plan: Messrs. Clay, Covington, Hamrick – 8,620 shares each; Mr. Irvin – 8,090 shares; Messrs. Steger and Wyatt – 4,910 shares each; Messrs. Dalton and Hunt – 1,200 shares each; Mr. Hoge – 10,353 shares; Mr. Rakes – 37,302 shares; and Messrs. Van Dyke and Seitz – 1,325 shares each.

(4) Based on the best information available as of December 19, 2002, and excludes 9,938 shares subject to stock options issued to Mr. Hardy that are forfeitable under certain circumstances upon the termination of Mr. Hardy's employment in accordance with the applicable stock option agreements. Mr. Hardy has requested that he be permitted to exercise these options, which request is currently under consideration by the Board of Directors of the Corporation.

Board of Directors and Committees of the Board

The Board of Directors (the "Board") of the Corporation held 10 meetings during 2002. No director attended less than 75 percent of the meetings of the Board and committees on which he served during the year.

Non-management directors of the Corporation received monthly compensation of $1,000 for their service to the Board and on May 14, 2002, received options to purchase 1,200 shares of the Corporation's stock and an award of 265 shares of the Corporation's stock for the prospective year of service (prorated to the month of appointment to the Board, if applicable).

There are no family relationships among any of the Corporation's directors or executive officers, and none of the directors serves as a director of any other company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934.

The Corporation has standing Nominating, Audit and Compensation Committees, each of which is described below.

Nominating Committee

Until December 2002, the Compensation Committee acted as the Corporation's nominating committee. In December 2002, in anticipation of new nominating committee requirements expected to be adopted by the NASDAQ National Stock Market, the Board established a separate Nominating Committee, consisting of Messrs. Hoge (Chairman), Covington, Hunt, Rakes and Steger. The Nominating Committee reviews any director nominations and makes recommendations to the Board of Directors. The entire Board reviews the qualifications of the candidates for membership on the Board. The Nominating Committee will accept for consideration shareholders' nominations for directors if made in writing. In accordance with the Corporation's bylaws, a shareholder nomination must include sufficient background information with respect to the nominee and sufficient identification of the nominating shareholder. To be considered for the next election of directors, nominations must be received by the Corporation's President no less than fourteen days and no more than 50 days before the meeting held for that purpose. However, if less than 21 days' notice of a meeting for election of directors is provided to the shareholders, then written shareholder nominations for director must be received by the Corporation's President no later than the close of business on the seventh day after the notice of the meeting is mailed.

Audit Committee Report

The Board has a standing Audit Committee, which has furnished the following report. During 2002, the committee was called the "Risk Management Committee," met three times and consisted of Messrs. Hamrick (Chairman), Clay, Covington and Hoge, each of whom meets the current independence requirements of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. In December 2002, in anticipation of new independence requirements expected to be adopted by the NASDAQ National Stock Market, the Board reconstituted this committee, so that it now consists of the independent directors whose names appear at the end of this report.

While management has the primary responsibility for the financial statements and the reporting process, including the Corporation's system of internal controls, the Audit Committee monitors and reviews the Corporation's financial reporting process on behalf of the Board of Directors. The role and responsibilities of the Audit Committee are set forth in a written charter adopted by the Board. The Committee reviews and reassesses its charter periodically and recommends any changes to the Board for approval.

The Corporation's independent auditors are responsible for performing an independent audit of the Corporation's consolidated financial statements in accordance with generally accepted accounting principles and to issue a report thereon. The Audit Committee monitors these processes. However, the Audit Committee does not complete its monitoring prior to Corporation's public announcements of financial results and, necessarily, in its oversight role, the Audit Committee relies on the work and assurances of the Corporation's management, which has the primary responsibility for financial statements and reports, and of the independent auditors, who, in their report, express an opinion on the conformity of the Corporation's consolidated annual financial statements to generally accepted accounting principles.

In this context, the Audit Committee met and held discussions with management and the Corporation's independent auditors, Brown Edwards & Company, L.L.P. ("Brown Edwards & Company"), with respect to the Corporation's financial statements for the fiscal year ended December 31, 2002. Management represented to the Audit Committee that the Corporation's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

In addition, the Audit Committee discussed with the independent auditors the auditors' independence from the Corporation and its management, and the independent auditors provided to the Audit Committee the written disclosures and letter required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

The Audit Committee also discussed with the Corporation's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Corporation's internal controls, and the overall quality of the Corporation's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2002, for filing with the Securities and Exchange Commission.

F. Courtney Hoge, Chairman
Douglas Covington
Walter A. Hunt
B.L. Rakes
Charles W. Steger

Principal Accounting Fees

Brown Edwards & Company billed the following fees for services provided to the Corporation during fiscal year 2002:

Audit Fees	$89,664
Financial Information System Design and Implementation Fees	-0-
All Other Fees [(1)]	$41,941

(1) "All Other Fees" consisted primarily of the following non-audit services: FDICIA procedures, tax planning and preparation of tax returns, Federal Home Loan Bank collateral verification audits, and forensic accounting assistance.

The Audit Committee has considered the provision by Brown Edwards & Company of the above non-audit services to the Corporation and has determined that the provision of these services by Brown Edwards & Company is compatible with maintaining that firm's independence from the Corporation.

Compensation Committee Report on Executive Compensation

The Board has a standing Compensation Committee that evaluates the performance of the Chief Executive Officer and establishes his compensation. During 2002, the committee consisted of non-management directors Messrs. Irvin (Chairman), Clay, Hoge, Steger and Wyatt, and met four times. In December 2002, in anticipation of new independence requirements expected to be adopted by the NASDAQ National Stock Market, the Board reconstituted this committee, so that it now consists of the following independent directors: Messrs. Hoge (Chairman), Covington, Hunt, Rakes and Steger.

The principal components of compensation for the Corporation's executive officers include annual compensation, consisting of salary and bonus awards, and long-term compensation, consisting of stock option awards and other equity-based compensation. The Compensation Committee bases the Chief Executive Officer's compensation determination on a variety of factors, including the financial performance of the Corporation, the individual performance of the Chief Executive Officer and the compensation paid to persons in comparable positions within the industry. In particular, the committee reviews the reports on executive compensation of peer companies prepared by the Virginia Bankers Association, SNL Securities and Sheshunoff Information Services. The committee also considers the Corporation's return on equity (ROE) and return on assets (ROA) for the prior year, the credit quality of the loan portfolio, loan and deposit growth and the Corporation's overall performance during the prior year. As part of its evaluation of the Chief Executive Officer's individual performance during the year, the committee also considers the quality of the Corporation's strategic plan, the progress of the Corporation's organization and management development and the level of the Chief Executive Officer's civic involvement. For 2002, the committee increased Mr. Hardy's salary from $218,000 to $243,000.

For 2002, the Chief Executive Officer determined the annual salary and bonus compensation of the Corporation's other executive officers, based on the financial performance of the Corporation and the performance of the individual officer during the prior year and the compensation paid to persons in comparable positions within the industry as reported in the report on executive compensation prepared by the Virginia Bankers Association.

The Board believes that equity-based incentive awards promote the long-term growth of the Corporation. Discretionary long-term incentive awards to executive officers of the Corporation and its subsidiaries under the Corporation's 2000 Stock Incentive Plan are determined by the non-management directors of the Board. In 2002, the non-management directors granted to the executive officers an aggregate of 8,480 options to purchase shares of the Corporation's common stock. These options were granted at an exercise price equal to the fair market value of the common stock on the date of grant, vest in four annual installments starting one year after the date of grant and expire ten years from the date of grant.

At the same time that the committee was reconstituted in December 2002, the Board determined to review and assess its procedures for establishing executive compensation. In this connection, the Board as a whole established the 2003 base salaries for Messrs. Van Dyke and Seitz, using criteria similar to that considered by the Chief Executive Officer in determining their 2002 base salaries. The 2003 base salaries for Messrs. Van Dyke and Seitz also reflect an increase in their responsibilities to the Corporation. The Board continues to evaluate its practices for establishing executive officer compensation and may change its approach during the current fiscal year.

Mr. Tollison, who replaced Mr. Hardy as Chief Executive Officer of the Corporation at the end of 2002, is not currently drawing a salary as Chief Executive Officer. Mr. Tollison is instead continuing to receive compensation under a prior consulting contract that he entered into with the Corporation in 1999.

Thus, neither the Compensation Committee, nor the non-management directors of the Board have taken any action with respect to the Chief Executive Officer's compensation for 2003.

Steven D. Irvin, Chairman
Kendall O. Clay
F. Courtney Hoge
Charles W. Steger
Jon T. Wyatt

Compensation Committee Interlocks and Insider Participation

During 2002, and up to the present time, there were transactions between the Corporation's banking subsidiaries, First National Bank and FNB Salem Bank & Trust and members of the Compensation Committee, all consisting of extensions of credit by the Corporation's subsidiary banks in the ordinary course of business. Each transaction was made on substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the time for comparable transactions with the general public. In the opinion of management, none of the transactions involved more than the normal risk of collection or presented other unfavorable features.

Non-Director Executive Officers of the Corporation

Name (Age)	Principal Occupation During Past Five Years
Samuel H. Tollison (70)	President and Chief Executive Officer since December 2002; Chairman, President and Chief Executive Officer prior to May 1999
Peter A. Seitz (40)	Executive Vice President and Chief Administrative Officer since January 2003; Executive Vice President and Chief Operating Officer from December 2002 to January 2003; Executive Vice President and General Counsel of the Corporation and First National Bank from February 1999 to December 2002; Senior Vice President and General Counsel of the Corporation and First National Bank prior to February 1999
Litz H. Van Dyke (39)	Executive Vice President and Chief Operating Officer since January 2003; Executive Vice President of the Corporation and First National Bank from February 1999 to December 2002; President and Chief Executive Officer of First National Bank since December 2002; Senior Vice President/Commercial Loans of First National Bank prior to February 1999
Daniel A. Becker (60)	Senior Vice President and Chief Financial Officer since February 1999; Vice President/Financial Analyst for First National Bank prior to February 1999

Executive Compensation

The following table shows the cash and certain other compensation paid to the Corporation's Chief Executive Officer and those executive officers of the Corporation whose compensation exceeded $100,000 for the year ended December 31, 2002.

Summary Compensation Table

				Long Term Compensation			
	Annual Compensation (6)			*Awards*		*Payouts*	
Name and Principal Position	Year	Salary ($)	Bonus ($) (5)	Restricted Stock Award(s) ($) (7)	Securities Underlying Options/ SARs (#)	LTIP Payouts	All Other Compensation ($) (8)
Samuel H. Tollison *President and CEO of the Corporation (1)*	2002	100,000 (3)	--	--	--		--
J. Daniel Hardy, Jr. *President and CEO of the Corporation and First National Bank (2)*	2002	243,000	8,201	--	--		19,637
	2001	238,691 (4)	21,000	--	7,500		19,773
	2000	210,651	20,450	--	15,000		16,176
Litz H. Van Dyke *Executive Vice President and Chief Operating Officer of the Corporation*	2002	125,000	16,516	--	4,240		12,623
	2001	110,756	--	--	--		12,556
	2000	95,464	2,861	41,250	2,500		10,364
Peter A. Seitz *Executive Vice President and Chief Administrative Officer of the Corporation*	2002	123,000	16,480	--	4,240		11,860
	2001	108,460	--	--	--		11,543
	2000	89,776	2,690	41,250	2,500		9,134

(1) Became Chief Executive Officer on December 19, 2002.
(2) Until December 19, 2002.
(3) Mr. Tollison receives no salary for his services as Chief Executive Officer of the Corporation. All compensation paid by the Corporation to Mr. Tollison for his 2002 service to the Corporation was pursuant to the consulting agreement Mr. Tollison entered into with the Corporation in January 1999.
(4) Includes an award of 1,000 unrestricted shares valued at $20,250, based on the market price on the date of the award, December 20, 2001.
(5) Figure represents bonus earned for year represented. Bonus consideration consists of payout from participation in company-wide bonus program for Messrs. Hardy, Van Dyke and Seitz for 2000 and 2002 and discretionary bonuses paid to Mr. Hardy for 2000 and 2001 performance and to Messrs. Van Dyke and Seitz for 2002 performance.
(6) While some of the named executive officers received certain personal benefits in the years shown, the value of these benefits did not exceed, in the aggregate for any executive officer, the minimum reportable amount.
(7) Restricted Stock Awards of 2,500 shares awarded to Messrs. Van Dyke and Seitz were valued at $16.50 per share, the closing market price on the date of award, July 27, 2000. One-fifth of the Restricted Stock Awards vest each year on the anniversary date of the award. Dividends on the Restricted Stock Awards are paid to the executive. At December 31, 2002, Messrs. Van Dyke and Seitz each held 1,500 shares of restricted stock with an aggregate value of $35,595.
(8) All other compensation for 2002 for Mr. Hardy consists of an estimated contribution to the Corporation's ESOP of $11,703 and a matching 3 percent contribution on Mr. Hardy's behalf to the Corporation's 401(k) plan of $3,355 and nonqualified compensation plan of $4,579. All other compensation for 2002 for Mr. Van Dyke includes an estimated contribution to the Corporation's ESOP of $8,289 and a matching 3 percent contribution on Mr. Van Dyke's behalf of $2,281 to the Corporation's 401(k) plan and $2,053 to the nonqualified compensation plan. All other compensation for 2002 for Mr. Seitz includes an estimated contribution to the Corporation's ESOP of $7,802 and a matching 3 percent contribution on Mr. Seitz' behalf of $2,120 to the Corporation's 401(k) plan and $1,938 to the nonqualified compensation plan. All other compensation in 2001 for Mr. Hardy consisted of a Corporation contribution to the ESOP of $13,224 and a matching 3 percent contribution on Mr. Hardy's behalf of $1,090 to the Corporation's 401(k) plan and $5,459 to the nonqualified compensation plan. All other compensation in 2001 for Mr. Van Dyke consisted of a Corporation contribution to the ESOP of $9,404 and a matching 3 percent contribution on Mr. Van Dyke's behalf of $2,384 to the Corporation's 401(k) plan and $768 to the nonqualified compensation plan. All other compensation in 2001 for Mr. Seitz consisted of a Corporation contribution to the ESOP of $8,642 and a matching 3 percent contribution on Mr. Seitz' behalf of $2,200 to the Corporation's 401(k) plan and $701 to the nonqualified compensation plan. All other compensation in 2000 for Mr. Hardy consisted of a Corporation contribution to the ESOP of $11,236 and a matching 3 percent contribution on Mr. Hardy's behalf of $4,115 to the Corporation's 401(k) plan and $825 to the nonqualified compensation plan. All other compensation

in 2000 for Mr. Van Dyke consisted of a Corporation contribution to the ESOP of $7,458 and a matching 3 percent contribution on Mr. Van Dyke's behalf of $2,562 to the Corporation's 401(k) plan and $344 to the nonqualified compensation plan. All other compensation in 2000 for Mr. Seitz consisted of a Corporation contribution to the ESOP of $6,594 and a matching 3 percent contribution on Mr. Seitz' behalf of $2,240 to the Corporation's 401(k) plan and $300 to the nonqualified compensation plan.

Stock Option Grants in the Last Fiscal Year

Name	*Number of Securities Underlying Options Granted (#)*	*% of Total Options Granted to Employees in Fiscal Year*	*Exercise Price ($/Sh)*	*Expiration Date*	*Grant Date Present Value ($) (1)*
Samuel H. Tollison	--	--	--	--	--
J. Daniel Hardy, Jr.	--	--	--	--	--
Litz H. Van Dyke	4,240	12.0%	17.35	1/23/12	15,246
Peter A. Seitz	4,240	12.0%	17.35	1/23/12	15,246

(1) Present value determined using the Black-Scholes valuation model.

Fiscal Year-End Option Values (A)

Name	Number of Securities Underlying Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End ($)(1) Exercisable/Unexercisable
Samuel H. Tollison	--/--	--/--
J. Daniel Hardy, Jr.	9,375/14,475	33,750/52,100
Litz H. Van Dyke	1,325/5,565	4,770/20,034
Peter A. Seitz	1,325/5,565	4,770/20,034

(1) No named executive officer exercised stock options during 2002.

Transactions with Management

Directors and executive officers of the Corporation (and its subsidiaries), and persons with whom they are associated, have had, and expect to have in the future, banking transactions with the Corporation's subsidiary banks in the ordinary course of their businesses. In the opinion of management of the Corporation, all such loans and commitments for loans were made on substantially the same terms, including interest rates, collateral, and repayment terms, as those prevailing at the same time for comparable transactions with other persons, were made in the ordinary course of business, and do not involve more than a normal risk of collection or present unfavorable features.

Daniel D. Hamrick, a Class I director and director nominee, is the sole member of the law firm of Daniel D. Hamrick, P.C. The Corporation engaged Mr. Hamrick's law firm to perform legal services for the Corporation and its subsidiaries during 2002 and is expected to continue this engagement during 2003.

Employment Agreements

Samuel H. Tollison is President and Chief Executive Officer of the Corporation. Mr. Tollison served as President and Chief Executive Officer of the Corporation until his retirement on December 31, 1998. As part of Mr. Tollison's retirement, the Corporation and Mr. Tollison mutually agreed to terminate his employment agreement and replace it with a consulting, noncompetition, and put option agreement, effective January 1, 1999. By the terms of the five-year agreement, Mr. Tollison will provide consulting services to the Corporation and its affiliates, will refrain from assisting any company in competition with the Corporation or its affiliates, and will offer to the Corporation for sale each month blocks of at least 1,000 shares of Corporation stock that the Corporation may repurchase at the current market price. Should the Corporation subsequently complete an affiliation transaction (as defined in the agreement), the Corporation will reimburse Mr. Tollison for the excess in price paid by the affiliating organization(s) to shareholders of the Corporation above the price paid by the Corporation to Mr. Tollison for the shares repurchased within one year before the affiliation announcement. The Corporation may terminate the agreement if Mr. Tollison fails to abide by the agreement, a bank regulator disqualifies him from service, or he is found guilty of a crime of moral turpitude. Further, the agreement will terminate immediately upon Mr. Tollison's death or upon mutual agreement. During the active term of the agreement, Mr. Tollison will annually receive a total sum of $100,000 for his consulting services and for his agreement not to compete. This agreement continues to govern Mr. Tollison's compensation from the Corporation, even after he became President and Chief Executive Officer of the Corporation in December 2002.

The Corporation and First National Bank ("the Bank") entered into an employment agreement with Mr. Van Dyke during 1999, which was amended in 2002. Mr. Van Dyke's 2002 agreement provides for Mr. Van Dyke to serve as an executive officer of the Bank for a period of three years, with an automatic yearly renewal each year until Mr. Van Dyke retires or there is a change in control of the Corporation. The Corporation entered into an employment agreement with Mr. Seitz during 1999, which was also amended in 2002. Mr. Seitz' 2002 agreement provides for Mr. Seitz to serve as an executive officer of the Corporation for a period of 36 months, with an automatic monthly renewal each month for up to an additional 36 months, until Mr. Seitz retires or there is a change in control of the Corporation.

Under their 2002 agreements, Messrs. Van Dyke and Seitz are entitled to continue receiving their salary and benefits for the term of their agreements upon a termination of employment by the Corporation without cause (as defined in the agreement) prior to a change in control. The 2002 agreements also provide that upon a change in control of the Corporation, each would be entitled to a lump-sum payment equivalent to his annual salary immediately prior to the change in control. In addition, the agreements provide for certain severance benefits in the event of a termination of employment within 36 months after the change in control. In such event, whether terminated by Mr. Van Dyke or Mr. Seitz, as the case may be, or by the Corporation without cause, he would be entitled to continue to receive his salary and benefits at the same level as on the date of termination for a minimum of 36 additional months. Should Mr. Van Dyke or Mr. Seitz accept employment with a banking institution located within 50 miles of the nearest location of an office of the Corporation or an affiliate within one year after a termination of the 2002 agreement, however, all salary and benefits to be received by him under the 2002 agreement would be reduced by the value of those salary and benefits received from the new employer.

J. Daniel Hardy, Jr. served as President and Chief Executive Officer of the Corporation and the Bank until December, 2002. Mr. Hardy's 2002 employment agreement established a term of 36 months, renewable on the monthly anniversary date of the agreement, unless earlier terminated in accordance with its provisions. Mr. Hardy's employment terminated on January 31, 2003. His 2002 employment agreement was filed with the Securities and Exchange Commission as an exhibit to the Corporation's Form 10-Q for the second quarter of 2002. In 2002, Mr. Hardy's base salary was $243,000. His compensation for 2002 included an unrestricted stock grant of 1000 shares of FNB Corporation common stock, stock options for 7500 shares subject to the terms of a stock option agreement, an ESOP contribution of approximately $11,703, the potential for bonus payments of approximately $65,000 based on certain business performance criteria, and the opportunity for participation in FNB sponsored fringe benefits plans.

PROPOSALS TO BE VOTED ON

Proposal No. 1 - Election of Directors

Election of Directors. The Board of Directors is divided into three classes (I, II and III), with one class being elected every year for a term of three years. The Board of Directors currently consists of twelve directors. In June 2002, the Board appointed Beverley E. Dalton to serve as a director of Class I until her prospective election at the next Annual Meeting of Shareholders. In accordance with the Corporation's director retirement policy, James L. Hutton and Joan H. Munford retired in 2002 and Mr. Hardy resigned as a director of the Corporation in December 2002.

Beverley E. Dalton, Daniel D. Hamrick, Walter A. Hunt, Steven D. Irvin and B.L. Rakes, currently serve as Class I directors. Messrs. Dalton, Hamrick and Irvin have been nominated for election as Class I directors at the Annual Meeting to serve until the Annual Meeting in 2005 and until their respective successors are duly elected and qualified. In accordance with the retirement plan of the Corporation's Board of Directors, Messrs. Hunt and Rakes are not eligible for renomination. These gentlemen, however, will remain as consultants to the Board of Directors for one and two year periods, respectively, with pay comparable to that paid to directors of the Corporation.

Management proposes that the nominees listed in this Proxy Statement be elected as Directors of Class I.

Certain information is set forth below concerning the three nominees for election at the Annual Meeting, as well as certain information about the Class III and II Directors who will continue in office until the 2003 and 2004 Annual Meeting of Shareholders, respectively.

Class I Nominees to be elected to serve until the 2005 Annual Meeting

Name (Age)	Director Since	Principal Occupation During Past Five Years
Beverley E. Dalton (54)	2002	Owner, English Construction Company, Altavista, Virginia
Daniel D. Hamrick (56)	1996	Attorney, Daniel D. Hamrick, P.C., Christiansburg, Virginia
Steven D. Irvin (44)	2000	Vice President, Blue Ridge Insurance, Wytheville, Virginia

Class III Directors continuing in office until the 2004 Annual Meeting

Name (Age)	Director Since	Principal Occupation During Past Five Years
Dr. Douglas Covington (68)	1999	President, Radford University
F. Courtney Hoge (62)	2001	Sales Representative, New York Life
Clark Owen, Jr. (60)	2002	President /CEO, Salem Bank & Trust; formerly President/CEO, Salem Community Bankshares
Carl E. Tarpley, Jr. (61)	2002	Executive Vice President, Salem Bank & Trust; formerly Executive Vice President, Salem Community Bankshares

Class II Directors continuing in office until the 2003 Annual Meeting

Name (Age)	Director Since	Principal Occupation During Past Five Years
Kendall O. Clay (60)	1996	Attorney, Kendall O. Clay, P.C., Radford, Virginia
Charles W. Steger (55)	2000	President, Virginia Polytechnic Institute and State University, Blacksburg, Virginia ("VPI-SU"); formerly Vice President, VPI-SU
Jon T. Wyatt (62)	2000	President, Sign Systems, Inc., Radford, Virginia

Vote Required. With respect to the election of directors, votes may be cast in favor or withheld. If a quorum is present, a majority of the shares cast is required to approve the election of a director. Thus, although abstentions and broker non-votes (shares held by customers which may not be voted on certain matters because the broker has not received specific instructions from the customers) are counted for purposes of determining the presence or absence of a quorum for the transaction of business, they are generally not counted for purposes of determining the election of directors, and therefore have no effect.

The Board of Directors recommends that you vote "FOR" the election of Beverley E. Dalton, Daniel D. Hamrick and Steven D. Irvin, to serve as Directors of Class I.

Proposal No. 2 – Ratification of Appointment of Independent Auditors

On December 19, 2002, upon recommendation of the Corporation's Audit Committee, the Board of Directors appointed the accounting firm of Brown Edwards & Company, L.L.P. as independent auditors for the year ending December 31, 2002. At the Annual Meeting, shareholders will be requested to ratify the appointment by the Board of Directors of Brown, Edwards & Company, L.L.P. as independent auditors for the year ending December 31, 2002.

Representatives of Brown Edwards & Company, L.L.P. are expected to be present at the Annual Meeting and will be available to respond to appropriate questions and to make a statement if they desire to do so.

Vote Required. If a quorum is present, the affirmative vote of a majority of the shares cast is required to ratify the appointment. Thus, although abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum for the transaction of business, they are generally not counted for purposes of determining the ratification of the appointment, and therefore have no effect.

Change in Certifying Accountant

Effective March 29, 2001, based upon the recommendation of its Risk Management Committee (now the Audit Committee) and approval by its Board of Directors, the Corporation engaged Brown Edwards & Company as its independent auditors for the year ending December 31, 2001, to replace McLeod and Company ("McLeod"), who chose not to be considered for re-appointment. During the Corporation's two most recent fiscal years ended December 31, 2000, and during the subsequent interim period preceding the engagement of Brown Edwards & Company, there was no disagreement between the Corporation and McLeod on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to McLeod satisfaction, would have caused McLeod to make reference to the subject matter of the disagreement in connection with its reports on the Corporation's consolidated financial statements; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K. The audit reports of McLeod on the Corporation's consolidated financial statements as of and for the last two fiscal years ended December 31, 2000 did not contain any adverse opinion or disclaimer of opinion, nor were these opinions qualified or modified as to uncertainty, audit scope or accounting principles. The Corporation provided McLeod with a copy of the above disclosures, which were also set forth in the Corporation's current report on Form 8-K filed with the SEC on March 29, 2001. McLeod's letter, dated March 21, 2001, stating its agreement with the above statements was filed as an exhibit to the Form 8-K.

During the Corporation's two most recent fiscal years ended December 31, 2000, and during the subsequent interim period preceding the engagement of Brown Edwards & Company on March 29, 2001, the Corporation did not consult with Brown Edwards & Company regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation's financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

The Board of Directors recommends that you vote "FOR" ratification of the appointment of Brown Edwards & Company, L.L.P. as independent auditors for the year ended December 31, 2003.

Performance Graph

The following graph compares the yearly cumulative total return of the Corporation's common stock over a five-year period (beginning December 31, 1997 and ending on December 31, 2002) to the returns of the Standard and Poor's 500 stock index, NASDAQ stock index (a broad market index of stocks of similar capitalizations) and to the returns of an Independent Peer Bank Index. The inclusion of the NASDAQ stock index reflects, in the opinion of management, a broad market index that includes more stocks with market capitalizations similar to that of FNB Corporation than the Standard and Poor's 500 stock index. There can be no assurance that the Corporation's stock performance in the future will continue with the same or similar trends depicted in the graph below.


FNB CORPORATION
Five Year Performance Index
INDEX
300
250
200
150
100
50
0
1997
1998
1999
2000
2001
2002
YEAR
FNB CORPORATION
INDEPENDENT BANK INDEX
NASDAQ INDEX
S&P 500 INDEX

	1997	1998	1999	2000	2001	2002
FNB Corporation	100	125	117	97	124	159
Independent Peer Bank Index	100	113	105	97	113	141
NASDAQ Index	100	141	252	157	125	86
S & P 500 Index	100	129	156	141	125	97

The Independent Peer Bank Index is a compilation of the total return to shareholders over the past five years of the following group of 22 independent community banks located in the southeastern states of Florida, Georgia, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia: Auburn National Bancshares, Inc.; United Security Bankshares, Inc.; TIB Financial Corp.; Seacoast Banking Corp.; Fidelity National Corp.; Southeastern Banking Corporation; Southwest Georgia Financial Corp.; PAB Bankshares, Inc.; Four Oaks Fincorp., Inc.; Bank of Granite Corp.; FNB Financial Services Corp.; First Bancorp; CNB Corporation; Peoples Bancorporation, Inc.; First Pulaski National Corporation; National Bankshares, Inc.; FNB Corporation; American National Bankshares, Inc.; Central Virginia Bankshares, Inc.; Virginia Financial Group, Inc.; C&F Financial Corporation; and First Century Bankshares, Inc.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors, executive officers, and any 10% beneficial owners of the Corporation's common stock to file reports concerning their ownership of the Corporation's common stock. Based on a review of the reports of changes in beneficial ownership of common stock and written representations made to the Corporation, the Corporation believes that its officers and directors complied with all filing requirements under Section 16(a) of the Securities Exchange Act of 1934 during 2002.

Shareholder Proposals

In order to be eligible for inclusion in the Corporation's proxy materials for next year's Annual Meeting of Shareholders, shareholder proposals must be received at the Corporation's main office, 105 Arbor Drive, Christiansburg, Virginia, 24073 no later than November 1, 2003. Any such proposal must be in proper form and shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act of 1934, as amended. In addition, if a shareholder intends to present a proposal for action at next year's Annual Meeting, the shareholder must provide the Corporation with notice thereof on or before February 12, 2004.

Other Matters

The Board of Directors is not aware of any business to come before the Annual Meeting other than those matters described above. If any other matters should properly come before the Annual Meeting, however, it is intended that proxies in the accompanying form will be voted in respect thereof, in accordance with the judgment of the person or persons voting the proxies.

IMPORTANT: A copy of the Corporation's Annual Report on Form 10-K, including the financial statements for the year ended December 31, 2002, required to be filed with the Securities and Exchange Commission, shall be provided by the Corporation without charge to each shareholder upon his written request to Perry Taylor, Senior Vice President/Comptroller, First National Bank, 105 Arbor Drive, P.O. Box 600, Christiansburg, Virginia 24068-0600.

BY ORDER OF THE BOARD OF DIRECTORS

Peter Seitz

Peter A. Seitz
Secretary

Christiansburg, Virginia
March 28, 2003


Custom Catering
460 Bypass
Blacksburg High School
Price's Fork Road
VPI Golf Course
Main Street
460 Bypass

From US 460 By-Pass North, take Price's Fork Road Exit East to North Main Street. Turn left on North Main Street and proceed to second traffic light at Patrick Henry Drive. Turn left on Patrick Henry Drive. Custom Catering is on the immediate right.

Corporate Directory

Annual Meeting:
The 2002 Annual Meeting of Shareholders will be held on Tuesday, May 13, 2003, at 2:00 p.m. at Custom Catering, 902 Patrick Henry Drive, Blacksburg, Virginia. The proxy and proxy statement were mailed to shareholders of record on or about March 31, 2003.

Corporate Headquarters:
FNB Center
P.O. Box 600
105 Arbor Drive
Christiansburg, Virginia 24068-0600

Internet Banking Address:
www.fnbonline.com

Common Stock:
The common stock of FNB Corporation trades on The Nasdaq Stock Market® under the symbol of FNBP (CUSIP 302930102).

Independent Auditor:
Brown, Edwards & Company, L.L.P.
P.O. Box 1697
1815 Jefferson Street
Bluefield, West Virginia 24701
(304) 325-8157

For Trading Information, Contact:
Lawrence (Larry) E. Bowman
Alan E. Saunders
Michael T. Whitmore
First National Bank
FNB Salem Bank & Trust
(540) 381-6693
(540) 302-1112
(540) 394-6981

For Financial Information, Contact:
Daniel A. Becker, SVP/CFO
FNB Corporation
(540) 381-6758

For Shareholder Information, Contact:
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948

For General Information, Contact:
Peter A. Seitz
EVP/CAO & Corporate Secretary
(540) 381-6700

Equal Opportunity Employer:
FNB Corporation, First National Bank, and FNB Salem Bank & Trust are equal opportunity employers. All matters regarding recruiting, hiring, training, compensation, employee benefits, promotions, transfers, and all other personnel policies will continue to be free from discriminatory practices.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Board Members

Kendall O. Clay
Chairman of the Board

Daniel D. Hamrick
Vice Chairman of the Board

Douglas Covington

Beverley E. Dalton

F. Courtney Hoge

Walter A. Hunt

Steven D. Irvin

Clark Owen, Jr.

B.L. Rakes

Charles W. Steger

Carl E. Tarpley, Jr.

Jon T. Wyatt

FNB Corporation